UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**FORM SE**

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS**

Republic of Chile
Exact name of registrant as specified in charter

0000019957
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2017)
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

SEC file number, if available

S-
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2017
Report period (if applicable)

Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

### SIGNATURES

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 20th day of June 2018.

REPUBLIC OF CHILE

By:     /S/ FELIPE LARRAÍN BASCUÑÁN
Name:   Felipe Larraín Bascuñán
Title:  *Minister of Finance*

**EXHIBIT C TO**

**FORM 18-K**
For Foreign Governments and Political Subdivisions Thereof

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**ANNUAL REPORT**

of

**THE REPUBLIC OF CHILE**

Date of end of last fiscal year:  December 31, 2017

## EXHIBIT INDEX

| **Item** | **Description** |
|---|---|
| Exhibit A: | None. |
| Exhibit B: | None. |
| Exhibit C: | Law No. 21,053 dated December 27, 2017. |
| Exhibit D: | Description of the Republic of Chile dated June 20, 2018.* |
| Exhibit E: | Debt Tables as of December 31, 2017.* |

*Filed pursuant to electronic filing of Form 18-K

**EXHIBIT C**

**REPÚBLICA DE CHILE**
Ministerio de Hacienda

**LEY DE PRESUPUESTOS DEL SECTOR PÚBLICO PARA EL AÑO 2018.**

MINISTERIO DE HACIENDA

OFICINA DE PARTES

RECIBIDO

CONTRALORIA GENERAL

TOMA DE RAZON

2 1 DIC. 2017

2 1 DIC 2 - 1 6 - 2 4 HR.

RECEPCION

| | | |
|---|---|---|
| DEPART. JURIDICO | | |
| DEP T.R. Y REGISTRO | | |
| DEPART. CONTABIL. | | |
| SUB DEPTO. C.CENTRAL | | |
| SUB DEPTO. E. CUENTAS | | |
| SUB DEPTO. C.P.Y. BIENES NAC. | | |
| DEPART. AUDITORIA | | |
| DEPART. V O P. U. y T. | | |
| SUB DEPTO. MUNICIP. | | |
| | | |

**REFRENDACION**

| | | |
|---|---|---|
| REF. POR $ | | |
| IMPUTAC | | |
| ANOT POR $ | | |
| IMPUTAC | | |
| DEDUC DTO | | |
| | | |

L E Y  N° 21.053

Teniendo presente que el H. Congreso Nacional ha dado su aprobación al siguiente

PROYECTO DE LEY:

"Artículo 1.- Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2018, según el detalle que se indica:

A.- En Moneda Nacional:

En Miles de $



10596/2017

| | Resumen de los Presupuestos de las Partidas | Deducciones de Transferencias | Total |
|---|---|---|---|
| INGRESOS | 50.827.319.943 | 2.406.468.347 | 48.420.851.596 |
| IMPUESTOS | 34.758.236.115 | | 34.758.236.115 |
| IMPOSICIONES PREVISIONALES | 2.751.136.329 | | 2.751.136.329 |
| TRANSFERENCIAS CORRIENTES | 1.482.865.100 | 1.414.387.161 | 68.477.939 |
| RENTAS DE LA PROPIEDAD | 481.466.941 | 49.454.554 | 432.012.387 |
| INGRESOS DE OPERACIÓN | 958.072.610 | | 958.072.610 |
| OTROS INGRESOS CORRIENTES | 1.060.507.080 | | 1.060.507.080 |
| VENTA DE ACTIVOS NO FINANCIEROS | 27.052.796 | | 27.052.796 |
| VENTA DE ACTIVOS FINANCIEROS | 3.275.740.862 | | 3.275.740.862 |
| RECUPERACIÓN DE PRÉSTAMOS | 451.321.093 | | 451.321.093 |
| TRANSFERENCIAS PARA GASTOS DE CAPITAL | 976.598.371 | 942.626.632 | 33.971.739 |
| ENDEUDAMIENTO | 4.575.373.933 | | 4.575.373.933 |
| SALDO INICIAL DE CAJA | 28.948.713 | | 28.948.713 |
| GASTOS | 50.827.319.943 | 2.406.468.347 | 48.420.851.596 |
| GASTOS EN PERSONAL | 8.462.122.669 | | 8.462.122.669 |
| BIENES Y SERVICIOS DE CONSUMO | 3.162.921.991 | | 3.162.921.991 |
| PRESTACIONES DE SEGURIDAD SOCIAL | 7.547.682.399 | | 7.547.682.399 |
| TRANSFERENCIAS CORRIENTES | 18.619.978.257 | 1.315.052.260 | 17.304.925.997 |
| INTEGROS AL FISCO | 178.006.294 | 148.789.455 | 29.216.839 |
| OTROS GASTOS CORRIENTES | 14.619.904 | | 14.619.904 |
| ADQUISICIÓN DE ACTIVOS NO FINANCIEROS | 227.523.744 | | 227.523.744 |
| ADQUISICIÓN DE ACTIVOS FINANCIEROS | 1.356.515.340 | | 1.356.515.340 |
| INICIATIVAS DE INVERSIÓN | 3.579.684.916 | | 3.579.684.916 |
| PRÉSTAMOS | 940.566.643 | | 940.566.643 |
| TRANSFERENCIAS DE CAPITAL | 4.197.689.467 | 942.626.632 | 3.255.062.835 |
| SERVICIO DE LA DEUDA | 2.511.346.039 | | 2.511.346.039 |
| SALDO FINAL DE CAJA | 28.662.280 | | 28.662.280 |

B.- En Moneda Extranjera Convertida a Dólares

En Miles de US$

| | Resumen de los Presupuestos de las Partidas | Deducciones de Transferencias | Total |
|---|---|---|---|
| INGRESOS | 3.678.449 | 0 | 3.678.449 |
| IMPUESTOS | 32.400 | | 32.400 |
| RENTAS DE LA PROPIEDAD | 894.396 | | 894.396 |
| INGRESOS DE OPERACIÓN | 4.569 | | 4.569 |
| OTROS INGRESOS CORRIENTES | 22.562 | | 22.562 |
| VENTA DE ACTIVOS NO FINANCIEROS | 160 | | 160 |
| VENTA DE ACTIVOS FINANCIEROS | 2.544.176 | | 2.544.176 |
| RECUPERACIÓN DE PRÉSTAMOS | 3.220 | | 3.220 |
| ENDEUDAMIENTO | 174.966 | | 174.966 |
| SALDO INICIAL DE CAJA | 2.000 | | 2.000 |
| GASTOS | 3.678.449 | 0 | 3.678.449 |
| GASTOS EN PERSONAL | 162.460 | | 162.460 |
| BIENES Y SERVICIOS DE CONSUMO | 226.870 | | 226.870 |
| PRESTACIONES DE SEGURIDAD SOCIAL | 455 | | 455 |
| TRANSFERENCIAS CORRIENTES | 72.986 | | 72.986 |
| OTROS GASTOS CORRIENTES | 310 | | 310 |
| ADQUISICIÓN DE ACTIVOS NO FINANCIEROS | 39.434 | | 39.434 |
| ADQUISICIÓN DE ACTIVOS FINANCIEROS | 2.838.321 | | 2.838.321 |
| INICIATIVAS DE INVERSIÓN | 1.857 | | 1.857 |
| PRÉSTAMOS | 3.220 | | 3.220 |
| TRANSFERENCIAS DE CAPITAL | 300 | | 300 |
| SERVICIO DE LA DEUDA | 330.236 | | 330.236 |
| SALDO FINAL DE CAJA | 2.000 | | 2.000 |

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2018, a las Partidas que se indican:

| INGRESOS GENERALES DE LA NACIÓN | Miles de $ | Miles de US |
|---|---|---|
| IMPUESTOS | 34.758.236.115 | 32.400 |
| TRANSFERENCIAS CORRIENTES | 113.001.650 | 1.301.548 |
| RENTAS DE LA PROPIEDAD | 243.625.664 | 894.396 |
| INGRESOS DE OPERACIÓN | 15.916.893 | 4.569 |
| OTROS INGRESOS CORRIENTES | 443.078.199 | 10.292 |
| VENTA DE ACTIVOS NO FINANCIEROS | 325.077 | |
| VENTA DE ACTIVOS FINANCIEROS | 2.722.014.724 | 2.542.755 |
| RECUPERACIÓN DE PRÉSTAMOS | 10 | |
| TRANSFERENCIAS PARA GASTOS DE CAPITAL | 495.120.289 | 561.901 |
| ENDEUDAMIENTO | 4.550.000.000 | 174.966 |
| SALDO INICIAL DE CAJA | 5.000.000 | 2.000 |
| **TOTAL INGRESOS** | **43.346.318.621** | **5.524.827** |

| APORTE FISCAL: | | |
|---|---|---|
| PRESIDENCIA DE LA REPÚBLICA | 20.016.052 | |
| CONGRESO NACIONAL | 121.684.702 | |
| PODER JUDICIAL | 555.581.162 | |
| CONTRALORÍA GENERAL DE LA REPÚBLICA | 73.950.143 | |
| MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA | 2.721.693.514 | 79.918 |
| MINISTERIO DE RELACIONES EXTERIORES | 82.216.493 | 206.341 |
| MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO | 424.184.135 | |
| MINISTERIO DE HACIENDA | 407.798.297 | |
| MINISTERIO DE EDUCACIÓN | 10.031.615.939 | |
| MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS | 1.037.659.663 | |
| MINISTERIO DE DEFENSA NACIONAL | 1.161.741.047 | 188.258 |
| MINISTERIO DE OBRAS PÚBLICAS | 1.955.815.892 | |
| MINISTERIO DE AGRICULTURA | 451.304.703 | |
| MINISTERIO DE BIENES NACIONALES | 12.605.519 | |
| MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL | 6.455.193.349 | |
| MINISTERIO DE SALUD | 5.263.943.470 | |
| MINISTERIO DE MINERÍA | 45.864.007 | |
| MINISTERIO DE VIVIENDA Y URBANISMO | 2.485.172.660 | |
| MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES | 996.448.533 | |
| MINISTERIO SECRETARÍA GENERAL DE GOBIERNO | 28.599.233 | |
| MINISTERIO DE DESARROLLO SOCIAL | 610.218.659 | |
| MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA | 12.842.850 | |
| MINISTERIO PÚBLICO | 189.870.848 | |
| MINISTERIO DE ENERGÍA | 130.547.647 | |
| MINISTERIO DEL MEDIO AMBIENTE | 53.686.745 | |
| MINISTERIO DEL DEPORTE | 97.396.380 | |
| MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO | 52.482.498 | |
| SERVICIO ELECTORAL | 23.791.675 | |
| **Programas Especiales del Tesoro Público:** | | |
| SUBSIDIOS | 1.119.234.538 | |
| OPERACIONES COMPLEMENTARIAS | 3.873.808.336 | 2.710.381 |
| SERVICIO DE LA DEUDA PÚBLICA | 2.350.892.371 | 329.939 |
| FONDO DE RESERVA DE PENSIONES | | 810.554 |
| FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL | | 173.959 |
| FONDO PARA LA EDUCACIÓN | 30 | 1.025.477 |
| FONDO DE APOYO REGIONAL | 392.520.299 | |
| FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO | 105.937.232 | |
| **TOTAL APORTES** | **43.346.318.621** | **5.524.827** |

Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 7.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$ 1.500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2018 y aquéllas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2018, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo, las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$ 1.000.000 miles.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copia de estos decretos serán enviados a las Comisiones de Hacienda del

Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1 de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítem de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el citado artículo 1, de los Subtítulos de Adquisición de activos no financieros, Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la

Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2018, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N° 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata en el mismo servicio, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria para ello en el Servicio respectivo. Dicha autorización se requerirá asimismo para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2017.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2018, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de

Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimientos de las leyes laborales y previsionales durante el desarrollo de tales contratos, y sin perjuicio de las sanciones administrativas existentes, serán calificadas con nota deficiente en el área de administración del contrato. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- En los decretos que contengan transferencias, hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior, no utilizados por los organismos receptores y que deban ser reintegrados, deberán ser ingresados a Rentas Generales de la Nación.

Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos, y remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 8.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 9.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del Ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse los cupos de honorarios del conjunto de los servicios del Ministerio respectivo.

Artículo 10.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un periodo superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 11.- Para los efectos de proveer durante el año 2018 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley N° 19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional, avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados.

Artículo 12.- Los órganos y servicios públicos de la administración civil del Estado incluidos en esta ley necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y de carga, cuyo precio supere los que fije dicho Ministerio.

Igual autorización previa requerirán los órganos y servicios que tengan fijada dotación máxima de vehículos motorizados para tomar en arrendamiento tales vehículos o para convenir, mediante cualquier tipo de contratos, que éstos les sean proporcionados por la otra parte, para su utilización en funciones inherentes al servicio.

Las adquisiciones a título gratuito que sean autorizadas incrementarán la dotación máxima de vehículos motorizados a que se refiere el siguiente inciso, hasta en la cantidad que se consigne en la autorización y se fije mediante decreto supremo del Ministerio de Hacienda.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende a todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del Ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del Ministerio de que se trate.

En el decreto supremo respectivo podrá disponerse el traspaso del o de los vehículos correspondientes desde el servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir el dominio de ellos, debiendo inscribirse en el Registro de Vehículos Motorizados.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2018 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho Ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la Región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y

- 25% a beneficio fiscal, que ingresará a Rentas Generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho Ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes

Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido Ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones, se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 14.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de

financiamiento y saldo de la deuda bruta del Gobierno Central.

Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

5. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de

vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

6. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

7. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

8. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre. Dicho informe deberá detallar también los activos financieros provenientes del Fondo de Apoyo Regional.

9. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

10. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla.

Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado, de la Cámara de Diputados y Especial Mixta de Presupuestos, será proporcionada por los respectivos organismos también a la Biblioteca del Congreso Nacional. En el caso de la Cámara de Diputados dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite.

Artículo 15.- Durante el año 2018, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5 de la ley N° 19.908, no podrá exceder de US$1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 16.- Durante el año 2018, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$300.000.000 (trescientos millones de dólares de los Estados Unidos de América) o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2018, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria, se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979, el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975, y el artículo 4 de la ley N° 19.896, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el Subsecretario respectivo, quien podrá delegar tal facultad en el Secretario Regional Ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio Intendente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios, tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, y sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley N° 18.045, que tengan sedes o sucursales en más de una región. Para estos efectos, el Ministerio Secretaría General de Gobierno elaborará un catastro regionalizado de los medios de comunicación. Se preferirá, para la aplicación de este artículo, el trato con los medios de comunicación que efectuarán por sí mismos el avisaje y las publicaciones, evitando en lo posible la contratación de intermediarios o agencias. En caso de contratarse con estos últimos, deberán transparentar sus ítems de gastos, los que serán remitidos al Ministerio Secretaría General de Gobierno. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Los órganos y servicios públicos a que se refiere este artículo, deberán remitir a más tardar en marzo de 2018 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 21.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados

en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.

2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2018, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el Gobierno Regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

Artículo 22.- Las actividades de publicidad y difusión que corresponda realizar por los ministerios, las intendencias, las gobernaciones y los órganos y servicios públicos que integran la Administración del Estado, se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la normativa que las regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.

Artículo 23.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con 7 días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones al número de integrantes de las señaladas comitivas.

Trimestralmente se informará a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Estas contendrán en detalle el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella, a excepción de aquellas que tengan el carácter de reservadas.

Artículo 24.- Fíjase para el año 2018 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata, asimilándose al grado de la planta legal del estamento que le corresponda cuya remuneración total le permita mantener su remuneración bruta.

Para efectuar los traspasos señalados, a partir del 1 de enero de 2018, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de la dotación de personal fijada en las respectivas glosas presupuestarias, con cargo a una compensación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263, de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

Artículo 25.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2018, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley podrá ser publicada en su integridad para su distribución.

Artículo 26.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2018, no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2017, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido por el ministerio respectivo, el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, el monto ejecutado, dentro de los treinta días siguientes al término del respectivo trimestre.

Artículo 27.- Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos. Esta información deberá ser proporcionada en formato digital legible, que no consista solamente en imagen de la respectiva documentación, cuando corresponda.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.

Durante el año 2018, la obligación de remitir los informes exigidos en las diversas glosas de las partidas de la ley de presupuestos al 31 de marzo, se entenderá prorrogada hasta el 30 de abril del precitado año.

Artículo 28.- Para el año 2018 los gastos que autoriza la ley N° 19.863 se sujetarán a las siguientes reglas complementarias:

1. Los Ministerios y entidades a que se refiere el artículo 3 de la ley N° 19.863 identificarán mediante decreto fundado de carácter reservado las unidades operativas que requerirán, para su operación, el uso de los gastos que en él se señalan. Los jefes de dichas unidades deberán rendir cuenta de manera reservada de la utilización de dichos recursos al ministro respectivo semestralmente y con carácter secreto.

Dentro del plazo de un año desde la publicación de esta ley, el Presidente de la República deberá enviar al Congreso Nacional un proyecto de ley que incorpore modificaciones permanentes a la ley N° 19.863, en materia de rendición de cuentas de los gastos reservados.

Artículo 29.- Los organismos del Estado que tengan el carácter de autónomos, sea porque así está establecido en la Constitución Política de la República o en sus respectivas leyes orgánicas constitucionales, deberán disponer las normativas internas que sean necesarias para resguardar los derechos laborales de los trabajadores sujetos al Código del Trabajo que en ellos se desempeñen.

Artículo 30.- Autorízase al Ministerio de Hacienda para transferir, con cargo a la Partida del Tesoro Público, a la Partida del Ministerio de Transportes y

Telecomunicaciones, entre la fecha de publicación de esta ley y el 30 de diciembre del año 2017, los recursos para realizar las compensaciones por los servicios de transporte público de pasajeros prestados por las empresas Empresa de Transporte de Pasajeros Metro S.A.; Trenes Metropolitanos S.A. en su servicio de trenes en el tramo Alameda; Ferrocarriles Suburbanos de Concepción S.A. en su servicio Biotren; y Metro Regional de Valparaíso S.A., los días de las elecciones generales realizadas y por realizarse, el 19 de noviembre y el 17 de diciembre, ambos del presente año, respectivamente, en el marco de la ley N° 18.700.

El Ministerio de Transportes y Telecomunicaciones transferirá un monto que no podrá superar los $1.300 millones, de la siguiente forma:

a) Para los servicios de transporte público de pasajeros prestados por la Empresa de Transporte de Pasajeros Metro S.A. y por Trenes Metropolitanos S.A. para su servicio de trenes en el tramo Alameda-Nos: a las cuentas del Sistema de Transporte Público de la Provincia de Santiago y las comunas de San Bernardo y Puente Alto, administradas por el Administrador Financiero de Transantiago S.A., en base a los pasajeros transportados.

b) Para los servicios prestados por las empresas Ferrocarriles Suburbanos de Concepción S.A. para su servicio Biotren; y Metro Regional de Valparaíso S.A.: directamente a las mismas empresas, en base a los costos de provisión de los respectivos servicios de transporte público y a los pasajeros transportados. Las empresas serán responsables de remitir la información pertinente para requerir las compensaciones que correspondan al Ministerio de Transportes y Telecomunicaciones.

La realización de las transferencias antes señaladas serán informadas por el Ministerio de Transportes y Telecomunicaciones y el Ministerio de Hacienda al Congreso Nacional, a más tardar el día 28 de febrero de 2018.".

Habiéndose cumplido con lo establecido en el N° 1 del artículo 93 de la Constitución Política de la República y por cuanto he tenido a bien aprobarlo y sancionarlo; por tanto promúlguese y llévese a efecto como Ley de la República.

Santiago,     21 DIC 2017

**MICHELLE BACHELET JERIA**
Presidenta de la República

**NICOLÁS EYZAGUIRRE GUZMÁN**
Ministro de Hacienda



Santiago 15 de diciembre de 2017

n.d.m.

**OFICIO N° 3292-2017**

Remite sentencia.

**EXCELENTISIMO SEÑOR**
**PRESIDENTE DE LA CAMARA DE DIPUTADOS:**

Remito a V.E. copia autorizada de la sentencia definitiva dictada por esta Magistratura, con fecha 15 de diciembre en curso, en el proceso **Rol N° 4118-17-CPR**, sobre control de constitucionalidad del proyecto de ley de Presupuestos del Sector Público para el año 2018, correspondiente al boletín N° 11.452-05.

Dios guarde a V.E.





IVAN AROSTICA MALDONADO
Presidente



**RODRIGO PICA FLORES**
Secretario

A S.E. EL
PRESIDENTE DE LA H. CAMARA DE DIPUTADOS
**DON FIDEL ESPINOZA SANDOVAL**
HONORABLE CAMARA DE DIPUTADOS
PEDRO MONTT S/N°
VALPARAISO



Santiago, quince de diciembre de dos mil diecisiete.

**VISTOS**
**Y CONSIDERANDO:**

I. **PROYECTO DE LEY REMITIDO PARA SU CONTROL DE CONSTITUCIONALIDAD.**

**PRIMERO.** Que, por oficio N° 13.628, de 29 de noviembre de 2017 -ingresado a esta Magistratura con igual fecha-, la Cámara de Diputados ha remitido copia autenticada del **proyecto de ley**, aprobado por el Congreso Nacional, **de Presupuestos del Sector Público para el año 2018, correspondiente al Boletín N° 11.452-05**, con el objeto de que este Tribunal Constitucional, en conformidad a lo dispuesto en el artículo 93, inciso primero, N° 1°, de la Constitución Política de la República, ejerza el control de constitucionalidad respecto del artículo 28 y del párrafo tercero de la Glosa 04, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A Otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación, del proyecto de ley;



**SEGUNDO.** Que el N° 1° del inciso primero del artículo 93 de la Carta Fundamental establece que es atribución de este Tribunal Constitucional: *"Ejercer el control de constitucionalidad de las leyes que interpreten algún precepto de la Constitución, de las leyes orgánicas constitucionales y de las normas de un tratado que versen sobre materias propias de estas últimas, antes de su promulgación;"*

**TERCERO.** Que cabe indicar algunos criterios iniciales para conocer esta materia. Primero, que se trata de la primera oportunidad en que el Congreso Nacional remite la Ley de Presupuestos para su control preventivo y obligatorio en aplicación del artículo 93, numeral 1° de la Constitución. En segundo lugar, que este control sigue la suerte de la propia Ley de Presupuestos, en cuanto exige una premura de tratamiento y control superior al habitual examen de esta Magistratura. Hay plazos estrictos y especiales que la Constitución mandata para la publicación de esta ley, los que deben ser cumplidos por nuestra institución. En tercer lugar, el

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efecto suspensivo de publicación de la Ley de Presupuestos reside en toda ella y no sólo en las materias que el Congreso Nacional remite a nuestro conocimiento, con lo cual toda la Ley de Presupuestos está sujeta a este control específico. Y cuarto, que esta premura importa que nuestra Magistratura no ha tenido el tiempo suficiente para revisar todo el conjunto normativo de materias que pudiera tener un alcance propio de ley orgánica constitucional. Por tanto, solo conocerá de dos disposiciones expresamente remitidas por el Congreso Nacional y una reserva de constitucionalidad que se suscitó durante su tramitación y que consta en el expediente constitucional;

CUARTO. Que, de acuerdo al precepto invocado en el considerando segundo, corresponde a esta Magistratura, primero, pronunciarse sobre las normas del proyecto de ley remitido que estén comprendidas dentro de las materias que el Constituyente ha reservado a una ley orgánica constitucional;



## II. NORMAS DEL PROYECTO DE LEY SOMETIDAS A CONTROL PREVENTIVO DE CONSTITUCIONALIDAD.

QUINTO. Que las disposiciones del proyecto de ley remitido que han sido sometidas a control de constitucionalidad, son las que se indican a continuación:

"*Artículo 28.- Para el año 2018 los gastos que autoriza la ley 19.863 se sujetarán a las siguientes reglas complementarias:*

*1. Los Ministerios y entidades a que se refiere el artículo 3 de la ley N° 19.863 identificarán mediante decreto fundado de carácter reservado las unidades operativas que requerirán, para su operación, el uso de los gastos que en él se señalan. Los jefes de dichas unidades deberán rendir cuenta de manera reservada de la utilización de dichos recursos al ministro respectivo semestralmente y con carácter secreto.*

*2. De los gastos reservados se rendirá cuenta semestral, en forma secreta, a la Contraloría General de la República, directamente a través del Contralor General. Dicha rendición deberá efectuarse con la mayor desagregación posible, con el sólo límite de no afectar la naturaleza reservada de dichos gastos, debiendo acompañarse una declaración jurada que acredite que se ha dado cumplimiento a lo dispuesto en el artículo 6 de la ley N° 19.863.*

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El examen y juzgamiento de las cuentas corresponderá al Contralor General de la República, quien lo efectuará expresando al Presidente de la República, de manera secreta, su opinión sobre el destino otorgado a estos gastos. La autoridad fiscalizadora conservará, en todo caso, la responsabilidad que le corresponde por la mantención del secreto.

Esta regla se aplicará en reemplazo del artículo 4 de la ley N° 19.863.

Dentro del plazo de un año desde la publicación de esta ley, el Presidente de la República deberá enviar al Congreso Nacional un proyecto de ley que incorpore modificaciones permanentes a la ley N° 19.863, en materia de rendición de cuentas de los gastos reservados.".



"Partida 09 (…)

Capítulo 03 (…)

Programa 01 (…)

Asignación 001 (Evaluación de Logros de Aprendizaje) (…)

Ítem 03 (A otras Entidades Públicas) (…)

Glosa N° 4, asociada al Subtítulo 24 (Transferencias Corrientes),

Párrafo Tercero:

Los resultados de las mediciones que se realicen por esta asignación y de aquellos que, habiendo sido rendidas no hayan sido difundidas a la fecha de publicación de esta ley, sólo podrán informarse en cifras agregadas de carácter nacional, regional, provincial o comunal referidas a la totalidad de los establecimientos educacionales para el nivel y el territorio de que se trate y en informes específicos dirigidos a cada establecimiento que consigne los contenidos deficitarios respectivos.".

### III. OTRAS DISPOSICIONES DEL PROYECTO DE LEY SOBRE LAS CUALES SE EMITIRÁ PRONUNCIAMIENTO EN CONTROL PREVENTIVO DE CONSTITUCIONALIDAD, EN RELACIÓN CON UNA RESERVA DE CONSTITUCIONALIDAD.

**SEXTO.** Que, no obstante que la Cámara de Diputados ha sometido a control de constitucionalidad ante esta Magistratura, en conformidad a lo dispuesto en el artículo 93, inciso primero, N° 1º, de la Constitución Política, únicamente las dos disposiciones señaladas en el considerando primero de esta sentencia, este Tribunal



examinará, según lo indicará, exclusivamente y de un modo adicional, aquella norma respecto de la cual se suscitó reserva de constitucionalidad, según se precisará más adelante. De este modo, el Tribunal no se pronunciará de oficio respecto de otra norma alguna.

La norma en cuestión es la que se indica a continuación:

"**Artículo 24.**- Fíjase para el año 2018 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata, asimilándose al grado de la planta legal del estamento que le corresponda cuya remuneración total le permita mantener su remuneración bruta. Se entenderá que se mantiene la remuneración cuando el cambio de calidad jurídica de honorario a contrata implique que, una vez efectuados los descuentos legales obligatorios, el funcionario perciba una remuneración mensual equivalente a la que percibía de honorarios luego de efectuada la respectiva retención. Para efectuar este cálculo, sólo se considerarán en la remuneración aquellas asignaciones del sector público que se otorguen de forma mensual.".



## IV. NORMAS DE LA CONSTITUCIÓN POLÍTICA QUE ESTABLECEN EL ÁMBITO DE LAS LEYES ORGÁNICAS CONSTITUCIONALES RELACIONADAS CON EL CONTENIDO DEL PROYECTO DE LEY REMITIDO.

**SÉPTIMO.** Que el artículo 19, N° 11°, inciso quinto, de la Constitución Política, señala que:

"**Artículo 19.**-

11. (…)

Una ley orgánica constitucional establecerá los requisitos mínimos que deberán exigirse en cada uno de los niveles de la enseñanza básica y media y señalará las normas objetivas, de general aplicación, que permitan al Estado velar por su cumplimiento. Dicha ley, del mismo modo, establecerá los requisitos para el reconocimiento oficial de los establecimientos educacionales de todo nivel.";

**OCTAVO.** Que el artículo 38, inciso primero, de la Constitución Política, señala que:

"**Artículo 38.**- Una ley orgánica constitucional determinará la organización básica de la Administración Pública, garantizará la carrera funcionaria y los principios de carácter técnico y profesional en que deba

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fundarse, y asegurará tanto la igualdad de oportunidades de ingreso a ella como la capacitación y el perfeccionamiento de sus integrantes.".

**NOVENO.** Que, los artículos 98 y 99 de la Carta Fundamental, regulan que:



"**Artículo 98.-** Un organismo autónomo con el nombre de Contraloría General de la República ejercerá el control de la legalidad de los actos de la Administración, fiscalizará el ingreso y la inversión de los fondos del Fisco, de las municipalidades y de los demás organismos y servicios que determinen las leyes; examinará y juzgará las cuentas de las personas que tengan a su cargo bienes de esas entidades; llevará la contabilidad general de la Nación, y desempeñará las demás funciones que le encomiende la ley orgánica constitucional respectiva.

El Contralor General de la República deberá tener a lo menos diez años de título de abogado, haber cumplido cuarenta años de edad y poseer las demás calidades necesarias para ser ciudadano con derecho a sufragio. Será designado por el Presidente de la República con acuerdo del Senado adoptado por los tres quintos de sus miembros en ejercicio, por un período de ocho años y no podrá ser designado para el período siguiente. Con todo, al cumplir 75 años de edad cesará en el cargo".

"**Artículo 99.-** En el ejercicio de la función de control de legalidad, el Contralor General tomará razón de los decretos y resoluciones que, en conformidad a la ley, deben tramitarse por la Contraloría o representará la ilegalidad de que puedan adolecer; pero deberá darles curso cuando, a pesar de su representación, el Presidente de la República insista con la firma de todos sus Ministros, caso en el cual deberá enviar copia de los respectivos decretos a la Cámara de Diputados. En ningún caso dará curso a los decretos de gastos que excedan el límite señalado en la Constitución y remitirá copia íntegra de los antecedentes a la misma Cámara.

Corresponderá, asimismo, al Contralor General de la República tomar razón de los decretos con fuerza de ley, debiendo representarlos cuando ellos excedan o contravengan la ley delegatoria o sean contrarios a la Constitución.

Si la representación tuviere lugar con respecto a un decreto con fuerza de ley, a un decreto promulgatorio de una ley o de una reforma constitucional por apartarse del texto aprobado, o a un decreto o resolución por ser contrario a la Constitución, el Presidente de la República no tendrá la facultad de insistir, y en caso de no conformarse con la representación de la Contraloría deberá remitir los antecedentes al Tribunal



*Constitucional dentro del plazo de diez días, a fin de que éste resuelva la controversia.*

*En lo demás, la organización, el funcionamiento y las atribuciones de la Contraloría General de la República serán materia de una ley orgánica constitucional.";*

## V. NORMAS DEL PROYECTO DE LEY REMITIDO QUE REVISTEN NATURALEZA DE LEY ORGÁNICA CONSTITUCIONAL.

**DÉCIMO.** Que, de acuerdo a lo expuesto precedentemente, corresponde a este Tribunal pronunciarse, primero, sobre las normas consultadas del proyecto de ley remitido que estén comprendidas dentro de las materias que el Constituyente ha reservado a una ley orgánica constitucional.



### 1. Artículo 28, N° 2, párrafos primero, segundo y tercero, del proyecto de ley.

**DECIMOPRIMERO.** Que, la enunciada preceptiva es materia que debe ser regulada por la **ley orgánica constitucional** a que hacen referencia los **artículos 98, inciso primero y, 99, inciso final, de la Constitución Política;**

**DECIMOSEGUNDO.** Que, en efecto, la normativa en examen regula lo concerniente a los gastos reservados previstos en la Ley N° 19.863, modificando este cuerpo legal, en cuanto mandata efectuar una rendición semestral a la Contraloría General de la República, apartándose de la original preceptiva que establece que dicha rendición se efectúa en forma anual (así, artículo 4° del cuerpo legal en comento) y secreta, mas no genérica, como reseñaba la norma modificada.

Unido a lo anterior, el párrafo segundo del numeral 2°, del artículo 28 en examen, del proyecto de ley, establece una atribución de examen y juzgamiento de las cuentas en materia de gastos reservados, que se entrega al Contralor General de la República, quien deberá informar secretamente su opinión al Presidente de la República sobre el destino otorgado a los gastos de que trata la norma;



**DECIMOTERCERO.** Que, conforme lo asentara esta Magistratura en la STC Rol N° 366°, cc. 9° y 10, al efectuar el examen preventivo de constitucionalidad de la que se transformaría en la futura Ley N° 19.863, en su artículo 4°, que la normativa en examen, que reemplaza la preceptiva en materia de rendición de gastos reservados ante la Contraloría General de la República, incide directamente en las atribuciones que la Carta Fundamental ha reservado al órgano contralor y que deben ser normadas en un cuerpo orgánico constitucional, criterio que será mantenido en esta oportunidad al reformar un cuerpo normativo que ostenta dicha naturaleza jurídica (en igual sentido, STC Rol N° 417, c. 10).

A lo anterior, se debe agregar que esta Magistratura ha estimado que las funciones de la Contraloría General de República pueden estar en cuerpos normativos diversos a su ley orgánica, como sucede con las disposiciones en examen, siendo requisito para su validez normativa seguir el carácter orgánico constitucional (así, STC Rol N° 796, c. 8°).



2. **Párrafo Tercero, Glosa N° 4, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación.**

**DECIMOCUARTO.** Que, la recién anotada disposición, norma cuestiones que, conforme lo dispone el **artículo 19, numeral 11°, inciso quinto, de la Carta Fundamental,** deben ser reguladas por **ley orgánica constitucional;**

**DECIMOQUINTO.** Que, para lo anterior, se debe tener en consideración que la STC Rol N° 1363, al examinar la futura Ley N° 20.370, General de Educación, estimó que su artículo 37 —referente al sistema nacional de evaluación de logros de aprendizaje— incidía en el ámbito competencial de la ley orgánica constitucional, al normar cuestiones que la Constitución ha reservado a dicho legislador, criterio que será reafirmado en esta oportunidad;

**DECIMOSEXTO.** Que el precepto en examen establece que los resultados de las mediciones que se realicen por la



asignación prevista en la indicada glosa, sólo podrán informarse en cifras agregadas de carácter nacional, regional, provincial o comunal, referidas a la totalidad de los establecimientos educacionales para el nivel y el territorio de que se trate y en informes específicos dirigidos a cada establecimiento que consigne los contenidos deficitarios respectivos.

Lo anterior debe ser analizado en consonancia con lo dispuesto en el artículo 37 de la ya mencionada Ley General de Educación, que norma los deberes de información en estas materias a que se encuentra sujeta la Agencia de Calidad de la Educación. Por ello, el precepto examinado, que **regula con carácter permanente** materias previstas en el cuerpo legal recién reseñado, debe seguir el carácter orgánico constitucional, puesto que está estrechamente vinculado con normativa referida a los requisitos para el reconocimiento oficial de los establecimientos educacionales (así, STC Rol N° 102, c. 3°, con un criterio que posteriormente asentara la STC Rol N° 1022, c. 6°).



## VI. NORMAS DEL PROYECTO DE LEY REMITIDO SOBRE LAS CUALES ESTA MAGISTRATURA NO EMITIRÁ PRONUNCIAMIENTO.

**DECIMOSÉPTIMO.** Que respecto de las restantes disposiciones del proyecto que fueran examinadas, a saber, artículo 28, en su numeral 1° y en su inciso final, esta Magistratura no emitirá pronunciamiento, en tanto no regulan materias propias de ley orgánica constitucional;

**DECIMOCTAVO.** Que, para lo anterior se tiene presente que, de conformidad con el artículo 8° de la Constitución Política, inciden en materias propias de ley de quórum calificado en la medida que establecen el carácter reservado y secreto de actuaciones de ciertos órganos del Estado —como los Ministerios y entidades a que se refiere el artículo 3 de la Ley N° 19.863 además de los jefes de unidades operativas que requieran, para su operación de gastos reservados— (numeral 1°), sin perjuicio de referirse también a materias de ley simple como en el caso del inciso final del numeral 2° del artículo 28 aludido.



VII. **NORMAS DEL PROYECTO DE LEY SOMETIDA A CONTROL PREVENTIVO DE CONSTITUCIONALIDAD QUE SERÁN DECLARADAS INCONSTITUCIONALES.**

1. **Párrafo Tercero, Glosa N° 4, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación.**



**DECIMONOVENO.** Que, el **párrafo tercero, Glosa N° 4, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación,** será declarado contrario a la Constitución Política, en tanto transgrede lo dispuesto en sus artículos 67 y 69, conforme se argumentará en los considerandos siguientes;

**VIGÉSIMO.** Que, la disposición recién anotada, en los términos que se argumentó *supra*, regula con carácter permanente materias referidas a la actuación de la Agencia de la Calidad de la Educación, consagrada en el artículo 37 de la Ley General de Educación, en el contexto del proyecto de ley de presupuestos del sector público para el año 2018;

**VIGESIMOPRIMERO.** Que, es contrario a la letra y espíritu de la norma contenida en el artículo 67 de la Carta Fundamental, introducir regulaciones permanentes en una normativa especial como lo es la referida a la ley de presupuestos, que, por su especial naturaleza jurídica, sólo puede normar materias presupuestarias y de gastos;

**VIGESIMOSEGUNDO.** Que honrando una larga tradición del Tribunal Constitucional inaugurada por la Sentencia N° 1/1972, de 19 de enero de 1972, esta Magistratura asocia las materias que deben ser conocidas por la Ley de Presupuestos a aquellas que el propio constituyente definió como las ideas matrices del mismo (STC N° 1, c.27°). Estas ideas matrices reconocidas en el artículo 69 de la Constitución, al vincularse con el artículo 67 de la misma, han llevado al Tribunal a especificar cuáles son las ideas matrices de la Ley de Presupuestos;

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**VIGESIMOTERCERO.** Que, conforme lo asentara esta Magistratura en la STC Rol N° 1867, c. 26, el presupuesto de la nación es una materia que debe ser regulada en una ley especial pero, es mucho más que una ley en cuanto fuente formal. Se trata de uno de los principales instrumentos de política económica que tiene un gobierno, delineándose en su preceptiva los ingresos y gastos de los órganos del Estado **para un año calendario**, revelando un programa de acción para orientar conductas económicas en el contexto del importante grupo de recursos del Estado. Así, se tiene que el presupuesto es un complejo mecanismo que armoniza, por un lado, la recaudación y el gasto y, por otro, la reinserción del mismo a través del gasto público (en igual sentido, STC Rol N° 2935, c. 11), a través de las tres fases de su ciclo: preparación, aprobación y ejecución (STC Rol N° 1867, c. 52);

**VIGESIMOCUARTO.** Que, ésta es una ley marco que permite al organismo administrativo detallar su ejecución (STC Rol N° 254, c. 22), requiriendo una interpretación flexible, racional y lógica, a efectos de que su operatividad no sea detenida. Por ello, la legalidad presupuestaria, principio inherente a este cuerpo normativo, es necesariamente atenuada y flexible (STC Rol N° 1867, c. 26);

**VIGESIMOQUINTO.** Que, de acuerdo a una interpretación armónica entre los artículos 67 de la Constitución y 19 de la Ley N° 18.918, Orgánica Constitucional del Congreso Nacional, la ley de presupuestos mantiene las siguientes características: a) es de iniciativa exclusiva del Presidente de la República; b) tiene una fecha determinada para su presentación y despacho, puesto que si el Congreso no la despacha dentro de los sesenta días contados desde su presentación, regirá el proyecto presentado por el Jefe de Estado; c) las facultades legislativas del Parlamento se encuentran disminuidas, no pudiendo aumentar ni disminuir la estimación de los ingresos, puesto que sólo puede reducir los gastos contenidos en el proyecto de ley, salvo los establecidos por ley permanente; d) rige en anualidad; e) su cámara de origen es la Cámara de Diputados; y, f) su articulado es discutido por una Comisión Especial integrada por Diputados y Senadores. Lo anterior da cuenta de sus privativas características respecto de la ley común;

**VIGESIMOSEXTO.** Que, su especial naturaleza jurídica también se expresa en las materias que han de ser parte



de su regulación. Al ser ésta la herramienta con que cuenta el Estado para satisfacer gran parte de las necesidades públicas, se imposibilita que la diversidad de situaciones que puedan presentarse en su ejecución, sean previstas por el legislador. Así, este Tribunal Constitucional señaló en la STC Rol N° 1005, c. 11, que, en virtud de lo dispuesto en el artículo 67 de la Constitución, la ley que debe dictarse en materia presupuestaria, debe ajustarse al marco que la Carta Fundamental señala y que no es otro que aprobar el cálculo de ingresos y la autorización de gastos para el año correspondiente. Así, se estimó que *"no hay obstáculo para que en la ley anual de presupuestos se incluyan normas sobre materias relativas a su ejecución o a la administración financiera del Estado, pero estas disposiciones han de tener relación directa con las ideas matrices o fundamentales de la misma que no son otras que el cálculo de ingresos y la autorización de gastos"* (STC Rol N° 1005, c. 12);



**VIGESIMOSÉPTIMO.** Que, lo anterior es parte de una clara línea jurisprudencial seguida por este Tribunal Constitucional y que asentara ya en su sentencia de 19 de enero del año 1972, correspondiente al Rol N° 1. Al declarar la inconstitucionalidad de preceptos de la ley de presupuestos para el año 1972, en un contexto fáctico similar al que viene siendo analizado en estos autos, se estimó en su c. 28, un verdadero test formal de los contenidos de la Ley de Presupuestos que opera por dos vías. De esta manera, *"procede, en definitiva, concluir que las ideas matrices o fundamentales de dicho proyecto están formadas por el cálculo de entradas y la determinación de los gastos de la Administración Pública. También es admisible contemplar dentro de ella, dado su carácter de ley financiera, aquellos preceptos que persigan regular los gastos variables, pero sin que en estos últimos dos eventos se modifiquen leyes generales o especiales y leyes orgánicas de los Servicios de la Administración Pública del Estado, por las razones constitucionales que precedentemente se han establecido"*. Esta conclusión la configuró no solo por el camino de apartarse de las ideas matrices, sino porque dicho divorcio se produce al alterar mediante una norma transitoria los mandatos de una ley permanente: *"[e]n otras palabras, aparte de no decir relación con la idea matriz o fundamental del proyecto, están modificando*

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*leyes permanentes y orgánicas de servicios públicos (…)"*
(STC Rol N° 1/1972, c. 32°);

**VIGESIMOCTAVO.** Que, lo anterior se vincula directamente con el instituto de las ideas matrices que sustentan los proyectos de ley sometidos al conocimiento y aprobación del Congreso Nacional. Su antecedente inmediato se encuentra en la Ley de Reforma Constitucional N° 17.284, del año 1970, que buscó evitar indicaciones y observaciones en la tramitación de los proyectos que se apartaran de sus ideas matrices o fundamentales, lo que ha sido recogido en el artículo 69 de la Constitución Política hoy vigente y en el artículo 23, inciso final, de la Ley N° 19.818, Orgánica Constitucional del Congreso Nacional, que las define como "aquellas contenidas en el mensaje o moción, según corresponda". A dicho respecto, esta Magistratura precisó en la STC Rol N° 9, c. 12, que "*[l]a idea matriz es la representación intelectual del asunto que se quiere abordar, es el problema que se desea resolver. Los textos legislativos son los medios o instrumentos hipotéticos para lograr la satisfacción de ese objetivo*";



**VIGESIMONOVENO.** Que conforme a los principios que gobiernan la Ley de Presupuestos, éstos se insertan como una modalidad de formación de la ley que es distinta a las reglas generales y permanentes. Resulta natural que la Constitución proteja un modo específico para acordar los Presupuestos de la Nación. Se acotan las potestades parlamentarias, se disminuyen los plazos, se establecen formas abreviadas de tramitación y se refuerzan los resultados de la deliberación tanto si hay acuerdos como un gran desacuerdo. Todo este procedimiento tiene sentido, en el inciso segundo del artículo 67 de la Constitución, porque no pueden alterarse los gastos "que estén establecidos por ley permanente";

**TRIGÉSIMO.** Que si se acepta legislar al margen de las ideas matrices de la Ley de Presupuestos, estaríamos reconduciendo los modos de crear derecho a un legislador expedito, que afectaría todas las modalidades permanentes de formación de la ley, tengan o no tengan un quórum especial. Con ello se alteraría el modo competencial en que se recogen las atribuciones normativas de cada uno de los órganos del Estado involucrados en la formación de la ley, afectando el principio de corrección funcional que nuestra Magistratura ha utilizado en otras determinaciones jurisprudenciales. El principio de

12



corrección funcional tendrá una aplicación esencial en el ejercicio de una potestad concurrente por parte del Gobierno y el Congreso Nacional, en el proceso de formación de la ley. Por lo mismo, en torno a la cautela de las ideas matrices de la Ley de Presupuestos se puede asociar toda normativa que aplica a una determinación de gastos en la medida que respete la ley permanente previa. Por tanto, bajo ningún respecto es que impida legislar sobre estos asuntos, sino que no puede utilizar la vía financiera de la Ley de Presupuestos para innovar en el contraste con leyes vigentes;

**TRIGESIMOPRIMERO.** Que, conforme lo expresado, la disposición contenida en el párrafo tercero, Glosa N° 4, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación, del Proyecto de Ley Sobre Presupuestos del Sector Público del año 2018, regula cuestiones especiales que, en términos generales, ya han sido normadas en el artículo 37 de la Ley General de Educación, pero lo hace con un carácter permanente y no temporal, referido a la entrega de mediciones que deben ser realizadas por la Agencia de Calidad de la Educación;



**TRIGESIMOSEGUNDO.** Que, por lo anterior, el indicado precepto se sustenta en ideas matrices que son diferentes a las que fundamentan en nuestro ordenamiento jurídico constitucional financiero, una ley de presupuestos, por lo que no puede ampararse en su especial marco regulatorio (en idéntico sentido, STC Rol N° 1005, c. 13). Con lo razonado, este Tribunal Constitucional reafirmará su doctrina en torno a que debe rechazarse la inclusión de regulaciones ajenas a lo estrictamente pertinente en materia presupuestaria, reforzándose el principio constitucional de que éstas deben ser objeto de un proyecto de ley con ideas matrices precisas que las consignen, *"única forma de lograr una coherencia en la legislación que regula las bases institucionales de nuestro ordenamiento jurídico"* (STC Rol N° 1005, c. 13);

**TRIGESIMOTERCERO.** Que, de esta forma, se está en presencia de un vicio de forma en la tramitación del proyecto de ley en examen, lo que amerita su declaración de inconstitucionalidad;



**TRIGESIMOCUARTO.** Que, por lo expuesto, este Tribunal Constitucional declarará como contrario a la Constitución Política, el párrafo tercero, Glosa N° 4, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación, del Proyecto de Ley Sobre Presupuestos del Sector Público del año 2018.

### 2. Artículo 28, N° 2, párrafos primero, segundo y tercero, del proyecto de ley.

**TRIGESIMOQUINTO.** Que respecto del numeral 2° del artículo 28, en sus párrafos primero a tercero, éste establece que los gastos reservados regulados por la Ley N° 19.863 se rendirán en forma secreta directamente a través del Contralor General de la República. Mandata la mayor desagregación posible. Y el resultado del examen y juzgamiento de estas cuentas obliga a que el Contralor informe al Presidente de la República del destino otorgado a estos gastos, resguardando siempre la mantención del secreto. Y, por último, "esta regla se aplicará en <u>reemplazo</u> del artículo 4° de la Ley N° 19.863";



**TRIGESIMOSEXTO.** Que, del mismo modo que lo razonado anteriormente, nos encontramos frente a una normativa que respeta las ideas matrices, en cuanto su fundamento está asociado a una materia eminentemente presupuestaria como es la ejecución de los gastos reservados;

**TRIGESIMOSÉPTIMO.** Que, sin embargo, en cuanto al deber de respetar el contenido de una ley permanente, va más allá, al reflejar que se "reemplaza" un artículo de la Ley N° 19.863 y, por la referencia del inciso final del artículo 28, que mandata al Presidente de la República para enviar un "proyecto de ley que incorpore <u>modificaciones permanentes a la ley N° 19.863</u>";

**TRIGESIMOCTAVO.** Que de este modo innova mediante una ley temporal, abrogando contenidos de la ley permanente en el modo en que se rinden y juzgan los gastos reservados. Esta objeción formal de inconstitucionalidad, por ende, no importa un enjuiciamiento al mérito de la norma, ámbito de plena libertad legislativa, sino que al

14



modo en que se formó esta ley. Lo anterior no implica que por la vía de una ley especial o general pueda ser regulada la materia sino que, simplemente, ésta no es la vía para hacerlo. Esto configura un vicio de inconstitucionalidad y así se declarará.

## VIII. CONCURRENCIA DE CUESTIONES DE CONSTITUCIONALIDAD RESPECTO DEL PROYECTO DE LEY.

**TRIGESIMONOVENO.** Que, consta en autos que se suscitaron diversas cuestiones de constitucionalidad en la tramitación del proyecto de ley enviado a examen preventivo de constitucionalidad.



Al efecto, se encuentra acompañada al expediente constitucional copia del acta de la Sesión 91, de 27 de noviembre de 2017 de la Cámara de Diputados, correspondiente a la 365ª Legislatura. En ésta consta la discusión respecto de la constitucionalidad del artículo 24, inciso primero, segunda parte, del proyecto de ley, bajo los siguientes términos:

*"El señor MELERO.-*

*(…)*

*Respecto de otra materia, por su intermedio, señor Presidente, quiero consultar al ministro de Hacienda sobre el nuevo artículo 24 del articulado permanente, que estableció que se entenderá que se mantiene la remuneración cuando se produce el cambio de calidad de jurídica de honorario a contrata, e implica que, una vez efectuados los descuentos legales obligatorios, el funcionario percibirá una remuneración mensual equivalente a la que perciban quienes están a honorarios. Es decir, se accedió a pagar el sueldo líquido.*

*Eso me parece bien y de justicia. No obstante, quiero saber la forma en que se financiará. ¿Cuántos miles de millones de pesos costará la aprobación de dicho artículo? En la Cámara de Diputados no existen informes financieros al respecto y, por tanto, desconocemos cuánto significará al erario nacional pagar estas remuneraciones líquidas a quienes se traspasen de honorarios a contratas. Creo que es muy importante conocerlo.*

*Reitero mi petición al ministro de Hacienda y al director de Presupuestos en el sentido de que informen qué significará este nuevo artículo 24 desde el punto de vista del gasto fiscal y cuál será la fuente de*



financiamiento. Adelanto que la ley establece que no se pueden aprobar partidas presupuestarias que no aclaren la forma en que se van a financiar.

He dicho.

(…)

El señor DE MUSSY.-

(…)

Señor Presidente, por su intermedio, quiero hacer una consulta al ministro de Hacienda.

De todas las indicaciones aprobadas la semana pasada en la Cámara de Diputados -**estamos ciertos de que muchas de ellas adolecen del vicio de inconstitucionalidad**-, hubo una que también fue votada a favor en el Senado. Me refiero a la que concierne al traspaso de funcionarios de honorarios a contrata con mantención de sueldo líquido.



Se trata de algo que a todos nos gustaría aprobar, pero sabemos que el gobierno no ha entregado los recursos para suplir la diferencia. ¿El ministro hizo algún tipo de reserva de constitucionalidad al respecto o cree que el gobierno está en disposición de efectuar traspasos entregando el total del sueldo líquido, y por ende, aumentar los recursos destinados a cotizaciones? ¿Dónde está la provisión de esos recursos? Asumo que las provisiones que aún están en discusión en virtud del reajuste del sector público no consideraban esta materia. No sé si hubo algún cambio entre la semana pasada y esta.

He dicho.

El señor ESPINOZA, don Fidel (Presidente).- Para responder las consultas, tiene la palabra el ministro Nicolás Eyzaguirre.

El señor EYZAGUIRRE (ministro de Hacienda).-

(…)

Respecto del tema de los honorarios y contratas, no nos parece correcto lo aprobado por este distinguido Parlamento, por cuanto, si una persona contratada a honorarios pasa a con-trata con su mismo sueldo líquido, más los aportes sociales hechos por el empleador, en la práctica incrementa su remuneración en 17 por ciento, situación completamente injusta para quienes ya están en condición de contrata, por cuanto los asimilados desde honorarios a contrata quedarían con un sueldo 17 por ciento superior, aunque desempeñen la misma función. No tenemos recursos para eso; no los hemos provisionado.

En consecuencia, ya no se podrá pasar más funcionarios a honorarios a la contrata, a riesgo de sacrificar la estabilidad por un incremento que, a nuestro modo de ver, no tiene justificación.

He conversado con dirigentes del personal a honorarios, y creo que hay un camino intermedio, cual es





*que temen -no sin algo de razón- que algunos de los bonos recibidos por el personal a contrata -que no son ciento por ciento seguros- se trabajen de un modo especial a los efectos de calcular el líquido. Por el contrario, si ese bono no se materializa, la persona que pasa de honorarios a contrata podría quedar peor a como estaba. En todo caso, me parece fundamental entender la diferencia que se produce en el sueldo líquido, pues quien paga las leyes sociales, en el caso de los honorarios, es el mismo trabajador, a diferencia de los funcionarios a contrata, a quien se las paga el empleador.*

*Gracias, señor Presidente.*

*He dicho.".*

**CUADRAGÉSIMO.** Que, el artículo 48, inciso final de la Ley N° 17.997, Orgánica Constitucional del Tribunal Constitucional dispone que *"si durante la discusión del proyecto o del tratado se hubiere suscitado cuestión de constitucionalidad de uno o más de sus preceptos, deberán enviarse al Tribunal, además, las actas de las sesiones, de sala o comisión, o el oficio del Presidente de la República, en su caso, donde conste la cuestión de constitucionalidad debatida o representada".* Por su parte, el inciso quinto del artículo 49 de la misma ley establece que *"si el Tribunal encontrare que el proyecto es constitucional y se hubiere producido la situación prevista en el inciso final del artículo anterior, el Tribunal deberá declarar la constitucionalidad del proyecto fundándola respecto de los preceptos que, durante su tramitación, hubieren sido cuestionados";*

**CUADRAGESIMOPRIMERO.** Que, en las enunciadas actas, consta formulación de cuestión de constitucionalidad, en torno a la discusión del artículo 24, inciso primero, segunda parte, del proyecto de ley;

**CUADRAGESIMOSEGUNDO.** Que en tal sentido se estima, primero, que es materia de ley orgánica constitucional la frase del primer inciso del artículo 24 del proyecto de ley de Presupuestos que parte con la expresión "cuya remuneración total le permita mantener su remuneración bruta. (…)" hasta el fin del indicado inciso, que concluye con la expresión "(…) se otorguen de forma mensual";

**CUADRAGESIMOTERCERO.** Que se trata de una materia asociada a la ley orgánica constitucional establecida en el artículo 38 de la Constitución, específicamente en cuanto ésta ley debe velar por los principios de carácter

17



técnico y profesional en que deba fundarse la carrera funcionaria en la Administración Pública;

**CUADRAGESIMOCUARTO.** Que este artículo 24 establece, en el inciso primero, la determinación de un objetivo máximo de traspaso de 8.000 personas que cambiarían su calidad jurídica en que prestan servicios en la Administración Pública, pasando de un régimen a honorarios a uno a suma alzada a contrata, aun cuando asimilada al grado de la planta legal en el estamento que le corresponda. Este traspaso es de resorte exclusivo del legislador, no se refiere a norma orgánica constitucional alguna y se trata de un asunto en el cual existe libertad de determinación normativa;



**CUADRAGESIMOQUINTO.** Que, no obstante, esta decisión de asimilar a un grado específico implica, por consecuencia, especificar una determinada remuneración. La Ley Orgánica Constitucional de Bases Generales de la Administración del Estado, en su artículo 50, regula las escalas de sueldos, los sistemas de incentivos y el principio técnico de que a funciones análogas, responsabilidades semejantes devienen en asignaciones de igual retribución. Por esta razón, esta Magistratura adoptará la decisión de configurar el principio remunerativo como uno de esos principios técnicos que resultan esenciales e incidentes en la carrera funcionaria al interior de la Administración Pública;

**CUADRAGESIMOSEXTO.** Que, en tal sentido, el artículo indicado, en la parte definida como regla orgánica constitucional, no contiene un solo principio sino que dos relativos a remuneraciones. El primero, expresado en la primera parte del inciso inicial, toma como base de la asimilación el principio en torno al respeto de la remuneración bruta. En cambio, la segunda parte del inciso primero, toma como principio técnico para la asimilación del grado el principio remunerativo de la remuneración líquida. Esta Magistratura no hace objeción sobre el mérito de la decisión. Puede ser una remuneración bruta, líquida o mixta. Pero no es posible guiar esta decisión legislativa conforme a criterios que dejan de ser técnicos al modificar sus parámetros objetivos de determinación por la pluralidad y contraposición de principios aplicables;

**CUADRAGESIMOSÉPTIMO.** Que, por lo mismo, esta Magistratura analizó cómo se introdujeron en el artículo

18



24, inciso primero, reglas tan diversas, advirtiendo que esta diferencia solo decía relación con su génesis normativa. En efecto, la primera parte se corresponde con una norma que fue presentada, dentro del proyecto de ley de Presupuestos, como una de iniciativa exclusiva del Presidente de la República de conformidad con los artículos 65 y 67 de la Constitución. En cambio, la segunda parte obedece a una indicación parlamentaria la que fue declarada inadmisible por la Mesa de la Cámara, pero repuesta y votada por una mayoría parlamentaria, convirtiéndola en una regla antinómica a la primera;

**CUADRAGESIMOCTAVO.** Que, basta considerar que esta indicación parlamentaria no cumple con los requisitos dispuestos en el numeral 4° e incisos tercero y final del artículo 65 de la Constitución Política de la República, para estimar que se ha producido un vicio formal de procedimiento generando la indicada inconstitucionalidad que así se declarará;



**CUADRAGESIMONOVENO.** Que lo anterior no implica que por la vía de una ley especial o general pueda ser regulada la materia sino que, simplemente, ésta no es la vía para hacerlo.

### IX. CUMPLIMIENTO DE LOS QUÓRUM DE APROBACIÓN DE LAS NORMAS DEL PROYECTO DE LEY EN EXAMEN.

**QUINCUAGÉSIMO.** Que, de los antecedentes tenidos a la vista, consta que las normas sobre las cuales este Tribunal emite pronunciamiento, fueron aprobadas, en ambas Cámaras del Congreso Nacional, con las mayorías requeridas por el inciso segundo del artículo 66 de la Constitución Política;

**Y TENIENDO PRESENTE**, además, lo dispuesto en los artículos 19 N° 11, inciso quinto; 38, inciso primero; 65; 66; 67; 69; 93, inciso primero; 98; y, 99; todos de la Constitución Política de la República y, lo prescrito en los artículos 48 a 51 de la Ley N° 17.997, Orgánica Constitucional de esta Magistratura,



**SE DECLARA:**

1°. Que, la disposición contenida en el artículo 24, inciso primero, en la expresión "cuya remuneración total le permita mantener su remuneración bruta.", del proyecto de ley, es conforme con la Constitución Política.

2°. Que, este Tribunal Constitucional no emite pronunciamiento en examen preventivo de constitucionalidad, por no versar respecto a materias propias de ley orgánica constitucional, sobre las disposiciones contenidas en el artículo 28, numeral 1° y, en su inciso final, del proyecto de ley examinado.

3°. Que, las disposiciones que se señalan a continuación son inconstitucionales y, en consecuencia, deben eliminarse del texto del proyecto de ley sometido a control preventivo de constitucionalidad:



a. Artículo 24, inciso primero, segunda parte, que señala:

*"Se entenderá que se mantiene la remuneración cuando el cambio de calidad jurídica de honorario a contrata implique que, una vez efectuados los descuentos legales obligatorios, el funcionario perciba una remuneración mensual equivalente a la que percibía de honorarios luego de efectuada la respectiva retención. Para efectuar este cálculo, sólo se considerarán en la remuneración aquellas asignaciones del sector público que se otorguen de forma mensual".*

b. Artículo 28, N° 2, párrafos primero, segundo y tercero, del proyecto de ley, que norman lo siguiente:

*"2. De los gastos reservados se rendirá cuenta semestral, en forma secreta, a la Contraloría General de la República, directamente a través del Contralor General. Dicha rendición deberá efectuarse con la mayor desagregación posible, con el sólo límite de no afectar la naturaleza*



reservada de dichos gastos, debiendo acompañarse
una declaración jurada que acredite que se ha dado
cumplimiento a lo dispuesto en el artículo 6 de la
ley N° 19.863.

El examen y juzgamiento de las cuentas
corresponderá al Contralor General de la República,
quien lo efectuará expresando al Presidente de la
República, de manera secreta, su opinión sobre el
destino otorgado a estos gastos. La autoridad
fiscalizadora conservará, en todo caso, la
responsabilidad que le corresponde por la
mantención del secreto.

Esta regla se aplicará en reemplazo del
artículo 4 de la ley N° 19.863.".



c. Párrafo tercero, Glosa N° 4, asociada al Subtítulo
24 (Transferencias Corrientes), Ítem 03 (A otras
Entidades Públicas), Asignación 001 (Evaluación de
Logros de Aprendizaje), del Programa 01 del
Capítulo 03 de la Partida 09, correspondiente al
Ministerio de Educación, que establece lo
siguiente:

"Los resultados de las mediciones que se
realicen por esta asignación y de aquellos que,
habiendo sido rendidas no hayan sido difundidas a
la fecha de publicación de esta ley, sólo podrán
informarse en cifras agregadas de carácter
nacional, regional, provincial o comunal referidas
a la totalidad de los establecimientos
educacionales para el nivel y el territorio de que
se trate y en informes específicos dirigidos a cada
establecimiento que consigne los contenidos
deficitarios respectivos.".

## PREVENCIONES

Los Ministros Sres. Iván Aróstica
Maldonado (Presidente) y Juan José Romero Guzmán, señora María
Luisa Brahm Barril y, señores Cristián Letelier Aguilar y
José Ignacio Vásquez Márquez, previenen que concurren a
la declaración de inconstitucionalidad de la segunda
parte del inciso primero del artículo 24 del Proyecto de



vicio formal de haberse incorporado durante su tramitación en la Cámara de Diputados por moción parlamentaria (artículo 65, inciso cuarto, N° 2 o 4), pero sin contar ni en ese momento, ni a posteriori, con el patrocinio del Ejecutivo. Máxime cuando es dudoso que esta segunda parte del inciso primero del artículo 24 importe una intromisión parlamentaria en temas de gasto público reservados al Ejecutivo: su tenor exacto da cuenta de una norma meramente interpretativa que, por revestir esta naturaleza de simple aclaración dentro de un continuo jurídico indiviso, no innova con respecto a lo propuesto en su oportunidad en el tema por el competente Mensaje presidencial.



**La Ministra señora Marisol Peña Torres previene que**, en el caso de la norma contenida en el artículo 24, inciso primero, segunda parte, del proyecto de ley examinado, que ha sido declarada propia de la ley orgánica constitucional a que se refiere el artículo 38, inciso primero, de la Constitución Política, e inconstitucional, fue partidaria de examinarla en ejercicio del control preventivo obligatorio encomendado al Tribunal Constitucional respecto de las normas contenidas en un proyecto de ley que versen sobre materias orgánicas constitucionales. Sin embargo, no consideró que, en este caso concreto, haya debido examinarse dicho precepto por estar aludido en la supuesta reserva de constitucionalidad que se transcribe en el considerando trigesimonoveno. En efecto, y conforme lo ha asentado reiteradamente esta Magistratura, entre otras, en sentencias roles N°s 2231 (c. 18°), 2224 (c. 17°) y 2191 (c. 27°), la formulación de una reserva de constitucionalidad, durante el curso del trámite parlamentario de un proyecto de ley exige que se indique, en forma precisa, la infracción de determinada norma de la Carta Fundamental sin que puedan admitirse, con tal carácter, observaciones genéricas como aquélla de que da cuenta la intervención consignada en el aludido considerando.



## DISIDENCIA

El Ministro Sr. Cristián Letelier Aguilar estuvo por declarar orgánico constitucional íntegramente el artículo 28 del proyecto de Ley controlado, por las siguientes consideraciones:



1°. Que, el artículo 98 Constitucional entrega las funciones allí determinadas a la Contraloría General de la República, entre las cuales están aquellas que le encomiende la Ley Orgánica Constitucional respectiva.

2°. Que, la disposición legal sometida a control constitucional de esta Magistratura contiene las reglas complementarias relativas a la rendición de cuentas de los gastos reservados a que se refiere la Ley N° 19.863. Dichas reglas, señalan que los ministerios y entidades señaladas en el artículo 3 de la citada ley tendrán que identificar por decreto fundado las unidades operativas que requerirán gastos reservados para el desempeño de sus atribuciones, imponiendo la obligación a los jefes de unidades de rendir cuenta en la utilización de los recursos sobre gastos reservados al ministro respectivo.

3°. Que, el cumplimiento del procedimiento señalado en el numeral 1°, del artículo 28 del proyecto de ley, deberá ser fiscalizado por el Órgano Contralor, y por consiguiente es una función de aquellas se le encomienda, lo que hace que ella deba entenderse como de naturaleza Orgánica Constitucional, atendido el tenor del artículo 98 Constitucional.

4°. Que, las demás disposiciones a que se refiere este voto particular no cabe duda acerca de constituir Ley Orgánica constitucional, incluyendo para este ministro, el inciso final en cuanto impone la obligación al Presidente de la República de un envío de un proyecto de ley al Congreso Nacional, fijando el plazo de un año para ello, Proyecto de Ley que debe incorporar reglas permanentes relativo a la rendición de cuentas de los gastos reservados.



Redactaron la sentencia las señoras y los señores Ministros que la suscriben.

Comuníquese a la Cámara de Diputados, regístrese y archívese.

**Rol N° 4118-17-CPR.**

SR. ARÓSTICA

SRA. PEÑA



SR. CARMONA

SR. GARCÍA

SR. ROMERO

SRA. BRAHM

SR. LETELIER

SR. POZO

SR. VÁSQUEZ



Pronunciada por el Excmo. Tribunal Constitucional, integrado por su Presidente, Ministro señor Iván Aróstica Maldonado, y los Ministros señora Marisol Peña Torres, señores Carlos Carmona Santander, Gonzalo García Pino y Juan José Romero Guzmán, señora María Luisa Brahm Barril y señores Cristián Letelier Aguilar, Nelson Pozo Silva y José Ignacio Vásquez Márquez.

Autoriza el Secretario del Tribunal Constitucional, señor Rodrigo Pica Flores.





CÁMARA DE DIPUTADOS
CHILE

jsk/cco
S.104ª/365ª

Oficio N° 13.660

VALPARAÍSO, 19 de diciembre de 2017

A S.E. LA
PRESIDENTA DE
LA REPÚBLICA

Tengo a honra poner en conocimiento de V.E. que la Cámara de Diputados, por oficio N° 13.628, de 29 de noviembre de 2017, remitió al Excmo. Tribunal Constitucional el proyecto de Ley de Presupuestos del Sector Público para el año 2018, correspondiente al boletín N° 11.452-05, en cumplimiento de lo dispuesto en el artículo 93, N°1, de la Constitución Política de la República, con el fin de someter a control preventivo de constitucionalidad el artículo 28 y el párrafo tercero de la Glosa 04, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A Otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación.

En virtud de lo anterior, el Excmo. Tribunal Constitucional, por oficio N° 3292-2017, de 15 de diciembre de 2017, del que se ha dado cuenta el día de hoy, ha remitido la sentencia recaída en la materia, cuya copia se adjunta, señalando lo siguiente:

1. Que en virtud de la formulación de reservas de constitucionalidad, ha sometido a control preventivo, además de las normas consultadas por la



Cámara de Diputados, el inciso primero del artículo 24 del proyecto de ley.

2. Que no ha emitido pronunciamiento sobre las normas contenidas en el numeral 1 y el inciso final del artículo 28, por no versar sobre materias propias de ley una orgánica constitucional.

3. Que declara inconstitucionales, por las razones que la sentencia indica en cada caso, las siguientes normas:

3.1. La segunda parte del inciso primero del artículo 24, desde la expresión "Se entenderá que..." hasta "...otorguen de forma mensual.".

3.2. Los párrafos primero, segundo y tercero del número 2 del inciso primero del artículo 28.

3.3. El párrafo tercero de la Glosa 04, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A Otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación.

Por tanto, y habiéndose dado cumplimiento al control de constitucionalidad establecido en el artículo 93, N° 1, de la Constitución Política de la República, corresponde a V.E. promulgar el siguiente:



PROYECTO DE LEY:

"Artículo 1.- Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2018, según el detalle que se indica:

A.- En Moneda Nacional:

En Miles de $

| | Resumen de los Presupuestos de las Partidas | Deducciones de Transferencias | Total |
|---|---|---|---|
| **INGRESOS** | 50.827.319.943 | 2.406.468.347 | 48.420.851.596 |
| IMPUESTOS | 34.758.236.115 | | 34.758.236.115 |
| IMPOSICIONES PREVISIONALES | 2.751.136.329 | | 2.751.136.329 |
| TRANSFERENCIAS CORRIENTES | 1.482.865.100 | 1.414.387.161 | 68.477.939 |
| RENTAS DE LA PROPIEDAD | 481.466.941 | 49.454.554 | 432.012.387 |
| INGRESOS DE OPERACIÓN | 958.072.610 | | 958.072.610 |
| OTROS INGRESOS CORRIENTES | 1.060.507.080 | | 1.060.507.080 |
| VENTA DE ACTIVOS NO FINANCIEROS | 27.052.796 | | 27.052.796 |
| VENTA DE ACTIVOS FINANCIEROS | 3.275.740.862 | | 3.275.740.862 |
| RECUPERACIÓN DE PRÉSTAMOS | 451.321.093 | | 451.321.093 |
| TRANSFERENCIAS PARA GASTOS DE CAPITAL | 976.598.371 | 942.626.632 | 33.971.739 |
| ENDEUDAMIENTO | 4.575.373.933 | | 4.575.373.933 |
| SALDO INICIAL DE CAJA | 28.948.713 | | 28.948.713 |
| **GASTOS** | 50.827.319.943 | 2.406.468.347 | 48.420.851.596 |
| GASTOS EN PERSONAL | 8.462.122.669 | | 8.462.122.669 |
| BIENES Y SERVICIOS DE CONSUMO | 3.162.921.991 | | 3.162.921.991 |
| PRESTACIONES DE SEGURIDAD SOCIAL | 7.547.682.399 | | 7.547.682.399 |
| TRANSFERENCIAS CORRIENTES | 18.619.978.257 | 1.315.052.260 | 17.304.925.997 |
| INTEGROS AL FISCO | 178.006.294 | 148.789.455 | 29.216.839 |
| OTROS GASTOS CORRIENTES | 14.619.904 | | 14.619.904 |
| ADQUISICIÓN DE ACTIVOS NO FINANCIEROS | 227.523.744 | | 227.523.744 |
| ADQUISICIÓN DE ACTIVOS FINANCIEROS | 1.356.515.340 | | 1.356.515.340 |
| INICIATIVAS DE INVERSIÓN | 3.579.684.916 | | 3.579.684.916 |
| PRÉSTAMOS | 940.566.643 | | 940.566.643 |
| TRANSFERENCIAS DE CAPITAL | 4.197.689.467 | 942.626.632 | 3.255.062.835 |
| SERVICIO DE LA DEUDA | 2.511.346.039 | | 2.511.346.039 |
| SALDO FINAL DE CAJA | 28.662.280 | | 28.662.280 |



B.- En Moneda Extranjera Convertida a Dólares

En Miles de US$

|  | Resumen de los Presupuestos de las Partidas | Deducciones de Transferencias | Total |
|---|---|---|---|
| **INGRESOS** | **3.678.449** | 0 | **3.678.449** |
| IMPUESTOS | 32.400 | | 32.400 |
| RENTAS DE LA PROPIEDAD | 894.396 | | 894.396 |
| INGRESOS DE OPERACIÓN | 4.569 | | 4.569 |
| OTROS INGRESOS CORRIENTES | 22.562 | | 22.562 |
| VENTA DE ACTIVOS NO FINANCIEROS | 160 | | 160 |
| VENTA DE ACTIVOS FINANCIEROS | 2.544.176 | | 2.544.176 |
| RECUPERACIÓN DE PRÉSTAMOS | 3.220 | | 3.220 |
| ENDEUDAMIENTO | 174.966 | | 174.966 |
| SALDO INICIAL DE CAJA | 2.000 | | 2.000 |
| **GASTOS** | **3.678.449** | 0 | **3.678.449** |
| GASTOS EN PERSONAL | 162.460 | | 162.460 |
| BIENES Y SERVICIOS DE CONSUMO | 226.870 | | 226.870 |
| PRESTACIONES DE SEGURIDAD SOCIAL | 455 | | 455 |
| TRANSFERENCIAS CORRIENTES | 72.986 | | 72.986 |
| OTROS GASTOS CORRIENTES | 310 | | 310 |
| ADQUISICIÓN DE ACTIVOS NO FINANCIEROS | 39.434 | | 39.434 |
| ADQUISICIÓN DE ACTIVOS FINANCIEROS | 2.838.321 | | 2.838.321 |
| INICIATIVAS DE INVERSIÓN | 1.857 | | 1.857 |
| PRÉSTAMOS | 3.220 | | 3.220 |
| TRANSFERENCIAS DE CAPITAL | 300 | | 300 |
| SERVICIO DE LA DEUDA | 330.236 | | 330.236 |
| SALDO FINAL DE CAJA | 2.000 | | 2.000 |

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2018, a las Partidas que se indican:



| INGRESOS GENERALES DE LA NACIÓN | Miles de $ | Miles de U$ |
|---|---|---|
| IMPUESTOS | 34.758.236.115 | 32.400 |
| TRANSFERENCIAS CORRIENTES | 113.001.650 | 1.301.548 |
| RENTAS DE LA PROPIEDAD | 243.625.664 | 894.396 |
| INGRESOS DE OPERACIÓN | 15.916.893 | 4.569 |
| OTROS INGRESOS CORRIENTES | 443.078.199 | 10.292 |
| VENTA DE ACTIVOS NO FINANCIEROS | 325.077 | |
| VENTA DE ACTIVOS FINANCIEROS | 2.722.014.724 | 2.542.755 |
| RECUPERACIÓN DE PRÉSTAMOS | 10 | |
| TRANSFERENCIAS PARA GASTOS DE CAPITAL | 495.120.289 | 561.901 |
| ENDEUDAMIENTO | 4.550.000.000 | 174.966 |
| SALDO INICIAL DE CAJA | 5.000.000 | 2.000 |
| **TOTAL INGRESOS** | **43.346.318.621** | **5.524.827** |
| **APORTE FISCAL:** | | |
| PRESIDENCIA DE LA REPÚBLICA | 20.016.052 | |
| CONGRESO NACIONAL | 121.684.702 | |
| PODER JUDICIAL | 555.581.162 | |
| CONTRALORÍA GENERAL DE LA REPÚBLICA | 73.950.143 | |
| MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA | 2.721.693.514 | 79.918 |
| MINISTERIO DE RELACIONES EXTERIORES | 82.216.493 | 206.341 |
| MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO | 424.184.135 | |
| MINISTERIO DE HACIENDA | 407.798.297 | |
| MINISTERIO DE EDUCACIÓN | 10.031.615.939 | |
| MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS | 1.037.659.663 | |
| MINISTERIO DE DEFENSA NACIONAL | 1.161.741.047 | 188.258 |
| MINISTERIO DE OBRAS PÚBLICAS | 1.955.815.892 | |
| MINISTERIO DE AGRICULTURA | 451.304.703 | |
| MINISTERIO DE BIENES NACIONALES | 12.605.519 | |
| MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL | 6.455.193.349 | |
| MINISTERIO DE SALUD | 5.263.943.470 | |
| MINISTERIO DE MINERÍA | 45.864.007 | |
| MINISTERIO DE VIVIENDA Y URBANISMO | 2.485.172.660 | |
| MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES | 996.448.533 | |
| MINISTERIO SECRETARÍA GENERAL DE GOBIERNO | 28.599.233 | |
| MINISTERIO DE DESARROLLO SOCIAL | 610.218.659 | |
| MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA | 12.842.850 | |
| MINISTERIO PÚBLICO | 189.870.848 | |
| MINISTERIO DE ENERGÍA | 130.547.647 | |
| MINISTERIO DEL MEDIO AMBIENTE | 53.686.745 | |
| MINISTERIO DEL DEPORTE | 97.396.380 | |
| MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO | 52.482.498 | |
| SERVICIO ELECTORAL | 23.791.675 | |
| **Programas Especiales del Tesoro Público:** | | |
| SUBSIDIOS | 1.119.234.538 | |
| OPERACIONES COMPLEMENTARIAS | 3.873.808.336 | 2.710.381 |
| SERVICIO DE LA DEUDA PÚBLICA | 2.350.892.371 | 329.939 |
| FONDO DE RESERVA DE PENSIONES | | 810.554 |
| FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL | | 173.959 |
| FONDO PARA LA EDUCACIÓN | 30 | 1.025.477 |
| FONDO DE APOYO REGIONAL | 392.520.299 | |
| FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO | 105.937.232 | |
| **TOTAL APORTES** | **43.346.318.621** | **5.524.827** |



Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 7.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$ 1.500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2018 y aquéllas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2018, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo, las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$ 1.000.000 miles.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los



cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copia de estos decretos serán enviados a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1 de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítem de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán



los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el citado artículo 1, de los Subtítulos de Adquisición de activos no financieros, Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2018, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N° 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata en el mismo servicio, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria para ello en el Servicio respectivo. Dicha autorización se requerirá asimismo



para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2017.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2018, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimientos de las leyes laborales y previsionales durante el



desarrollo de tales contratos, y sin perjuicio de las sanciones administrativas existentes, serán calificadas con nota deficiente en el área de administración del contrato. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- En los decretos que contengan transferencias, hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior, no utilizados por los organismos receptores y que deban ser reintegrados, deberán ser ingresados a Rentas Generales de la Nación.



Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos, y remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 8.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.



Artículo 9.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del Ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse los cupos de honorarios del conjunto de los servicios del Ministerio respectivo.

Artículo 10.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un periodo superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 11.- Para los efectos de proveer durante el año 2018 las vacantes de los cargos a que se



refiere el artículo cuadragésimo octavo de la ley N°
19.882, se convocará a los procesos de selección a
través de los sitios web institucionales u otros que se
creen, donde se dará información suficiente, entre
otras materias, respecto de las funciones del cargo, el
perfil profesional, las competencias y aptitudes
requeridas para desempeñarlo, el nivel referencial de
remuneraciones, el plazo para la postulación y la forma
en que deberán acreditarse los requisitos.
Adicionalmente, se publicarán en diarios de circulación
nacional, avisos de la convocatoria del proceso de
selección, los que deberán hacer referencia a los
correspondientes sitios web para conocer las
condiciones de postulación y requisitos solicitados.

Artículo 12.- Los órganos y servicios públicos
de la administración civil del Estado incluidos en esta
ley necesitarán autorización previa del Ministerio de
Hacienda para adquirir, a cualquier título, toda clase
de vehículos motorizados destinados al transporte
terrestre de pasajeros y de carga, cuyo precio supere
los que fije dicho Ministerio.

Igual autorización previa requerirán los
órganos y servicios que tengan fijada dotación máxima
de vehículos motorizados para tomar en arrendamiento
tales vehículos o para convenir, mediante cualquier
tipo de contratos, que éstos les sean proporcionados
por la otra parte, para su utilización en funciones
inherentes al servicio.

Las adquisiciones a título gratuito que sean
autorizadas incrementarán la dotación máxima de
vehículos motorizados a que se refiere el siguiente
inciso, hasta en la cantidad que se consigne en la



autorización y se fije mediante decreto supremo del Ministerio de Hacienda.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende a todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del Ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del Ministerio de que se trate.

En el decreto supremo respectivo podrá disponerse el traspaso del o de los vehículos correspondientes desde el servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir el dominio de ellos, debiendo inscribirse en el Registro de Vehículos Motorizados.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2018 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho



Ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la Región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y

- 25% a beneficio fiscal, que ingresará a Rentas Generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho Ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido Ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones, se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida



de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 14.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central.

Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en



los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

5. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.



6. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

7. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

8. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre. Dicho informe deberá detallar también los activos financieros provenientes del Fondo de Apoyo Regional.

9. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

10. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla.



Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado, de la Cámara de Diputados y Especial Mixta de Presupuestos, será proporcionada por los respectivos organismos también a la Biblioteca del Congreso Nacional. En el caso de la Cámara de Diputados dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite.

Artículo 15.- Durante el año 2018, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5 de la ley N° 19.908, no podrá exceder de US$1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 16.- Durante el año 2018, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$300.000.000 (trescientos millones de dólares de los Estados Unidos de América) o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.



Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2018, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán



llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria, se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.



Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979, el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975, y el artículo 4 de la ley N° 19.896, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el Subsecretario respectivo, quien podrá delegar tal facultad en el Secretario Regional Ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio Intendente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios, tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, y sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse



a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley N° 18.045, que tengan sedes o sucursales en más de una región. Para estos efectos, el Ministerio Secretaría General de Gobierno elaborará un catastro regionalizado de los medios de comunicación. Se preferirá, para la aplicación de este artículo, el trato con los medios de comunicación que efectuarán por sí mismos el avisaje y las publicaciones, evitando en lo posible la contratación de intermediarios o agencias. En caso de contratarse con estos últimos, deberán transparentar sus ítems de gastos, los que serán remitidos al Ministerio Secretaría General de Gobierno. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Los órganos y servicios públicos a que se refiere este artículo, deberán remitir a más tardar en marzo de 2018 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 21.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.



2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2018, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el Gobierno Regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del



estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

Artículo 22.- Las actividades de publicidad y difusión que corresponda realizar por los ministerios,



las intendencias, las gobernaciones y los órganos y servicios públicos que integran la Administración del Estado, se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la normativa que las regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.



Artículo 23.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con 7 días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones al número de integrantes de las señaladas comitivas.

Trimestralmente se informará a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Estas contendrán en detalle el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella, a excepción de aquellas que tengan el carácter de reservadas.

Artículo 24.- Fíjase para el año 2018 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata, asimilándose al grado de la planta legal del estamento que le corresponda cuya remuneración total le permita mantener su remuneración bruta.



Para efectuar los traspasos señalados, a partir del 1 de enero de 2018, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de la dotación de personal fijada en las respectivas glosas presupuestarias, con cargo a una compensación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263, de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

Artículo 25.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2018, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley podrá ser publicada en su integridad para su distribución.

Artículo 26.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2018, no podrán superar la suma fijada en el respectivo presupuesto.



Al respecto, en el mes de diciembre de 2017, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido por el ministerio respectivo, el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, el monto ejecutado, dentro de los treinta días siguientes al término del respectivo trimestre.

Artículo 27.- Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos. Esta información deberá ser proporcionada en formato digital legible, que no consista solamente en imagen de la respectiva documentación, cuando corresponda.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.



Durante el año 2018, la obligación de remitir los informes exigidos en las diversas glosas de las partidas de la ley de presupuestos al 31 de marzo, se entenderá prorrogada hasta el 30 de abril del precitado año.

Artículo 28.- Para el año 2018 los gastos que autoriza la ley N° 19.863 se sujetarán a las siguientes reglas complementarias:

1. Los Ministerios y entidades a que se refiere el artículo 3 de la ley N° 19.863 identificarán mediante decreto fundado de carácter reservado las unidades operativas que requerirán, para su operación, el uso de los gastos que en él se señalan. Los jefes de dichas unidades deberán rendir cuenta de manera reservada de la utilización de dichos recursos al ministro respectivo semestralmente y con carácter secreto.

Dentro del plazo de un año desde la publicación de esta ley, el Presidente de la República deberá enviar al Congreso Nacional un proyecto de ley que incorpore modificaciones permanentes a la ley N° 19.863, en materia de rendición de cuentas de los gastos reservados.

Artículo 29.- Los organismos del Estado que tengan el carácter de autónomos, sea porque así está establecido en la Constitución Política de la República o en sus respectivas leyes orgánicas constitucionales, deberán disponer las normativas internas que sean necesarias para resguardar los derechos laborales de los trabajadores sujetos al Código del Trabajo que en ellos se desempeñen.

Artículo 30.- Autorízase al Ministerio de Hacienda para transferir, con cargo a la Partida del Tesoro Público, a la Partida del Ministerio de Transportes y Telecomunicaciones, entre la fecha de publicación de esta ley y el 30 de diciembre del año 2017, los recursos para realizar las compensaciones por los servicios de transporte público de pasajeros prestados por las empresas Empresa de Transporte de Pasajeros Metro S.A.; Trenes Metropolitanos S.A. en su servicio de trenes en el tramo Alameda; Ferrocarriles Suburbanos de Concepción S.A. en su servicio Biotren; y Metro Regional de Valparaíso S.A., los días de las elecciones generales realizadas y por realizarse, el 19 de noviembre y el 17 de diciembre, ambos del presente año, respectivamente, en el marco de la ley N° 18.700.

El Ministerio de Transportes y Telecomunicaciones transferirá un monto que no podrá superar los $1.300 millones, de la siguiente forma:

a) Para los servicios de transporte público de pasajeros prestados por la Empresa de Transporte de Pasajeros Metro S.A. y por Trenes Metropolitanos S.A. para su servicio de trenes en el tramo Alameda-Nos: a las cuentas del Sistema de Transporte Público de la Provincia de Santiago y las comunas de San Bernardo y Puente Alto, administradas por el Administrador Financiero de Transantiago S.A., en base a los pasajeros transportados.

b) Para los servicios prestados por las empresas Ferrocarriles Suburbanos de Concepción S.A. para su servicio Biotren; y Metro Regional de



Valparaíso S.A.: directamente a las mismas empresas, en base a los costos de provisión de los respectivos servicios de transporte público y a los pasajeros transportados. Las empresas serán responsables de remitir la información pertinente para requerir las compensaciones que correspondan al Ministerio de Transportes y Telecomunicaciones.

La realización de las transferencias antes señaladas serán informadas por el Ministerio de Transportes y Telecomunicaciones y el Ministerio de Hacienda al Congreso Nacional, a más tardar el día 28 de febrero de 2018.".

\*\*\*\*\*

Adjunto a V.E. copia de la sentencia respectiva.

Dios guarde a V.E.



FIDEL ESPINOZA SANDOVAL
Presidente de la Cámara de Diputados



MIGUEL LANDEROS PERKIĆ
Secretario General de la Cámara de Diputados





0000001
UNO

CAMARA DE DIPUTADOS
CHILE

TRIBUNAL CONSTITUCIONAL
INGRESADO
19:22:00
29-11-2017
CHILE

jsk/cco
S.95ª/365ª

Oficio N° 13.628

VALPARAÍSO, 29 de noviembre de 2017

A S.E. EL PRESIDENTE DEL EXCMO. TRIBUNAL CONSTITUCIONAL

Tengo a honra transcribir a V.E. el proyecto de Ley de Presupuestos del Sector Público para el año 2018, correspondiente al boletín N° 11.452-05.

De conformidad con lo estatuido en el inciso segundo del artículo 93 de la Constitución Política de la República, informo a V.E. que el proyecto quedó totalmente tramitado por el Congreso Nacional el día de hoy, al recibirse el oficio N° 314-365, cuya copia se adjunta, mediante el cual S.E. la Presidenta de la República manifiesta a esta Corporación que ha resuelto no hacer uso de la facultad que le confiere el inciso primero del artículo 73 de la Carta Fundamental.

En virtud de lo dispuesto en el N° 1° del inciso primero del artículo 93 de la Constitución Política de la República, corresponde a ese Excmo. Tribunal ejercer el control de constitucionalidad respecto del artículo 28 y del párrafo tercero de la Glosa 04, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A Otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación.



CAMARA DE DIPUTADOS
CHILE

PROYECTO DE LEY:

"Artículo 1.- Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2018, según el detalle que se indica:

A.- En Moneda Nacional:

En Miles de $

| | Resumen de los Presupuestos de las Partidas | Deducciones de Transferencias | Total |
|---|---|---|---|
| INGRESOS | 50.827.319.943 | 2.406.468.347 | 48.420.851.596 |
| IMPUESTOS | 34.758.236.115 | | 34.758.236.115 |
| IMPOSICIONES PREVISIONALES | 2.751.136.329 | | 2.751.136.329 |
| TRANSFERENCIAS CORRIENTES | 1.482.865.100 | 1.414.387.161 | 68.477.939 |
| RENTAS DE LA PROPIEDAD | 481.466.941 | 49.454.554 | 432.012.387 |
| INGRESOS DE OPERACIÓN | 958.072.610 | | 958.072.610 |
| OTROS INGRESOS CORRIENTES | 1.060.507.080 | | 1.060.507.080 |
| VENTA DE ACTIVOS NO FINANCIEROS | 27.052.796 | | 27.052.796 |
| VENTA DE ACTIVOS FINANCIEROS | 3.275.740.862 | | 3.275.740.862 |
| RECUPERACIÓN DE PRÉSTAMOS | 451.321.093 | | 451.321.093 |
| TRANSFERENCIAS PARA GASTOS DE CAPITAL | 976.598.371 | 942.626.632 | 33.971.739 |
| ENDEUDAMIENTO | 4.575.373.933 | | 4.575.373.933 |
| SALDO INICIAL DE CAJA | 28.948.713 | | 28.948.713 |
| GASTOS | 50.827.319.943 | 2.406.468.347 | 48.420.851.596 |
| GASTOS EN PERSONAL | 8.462.122.669 | | 8.462.122.669 |
| BIENES Y SERVICIOS DE CONSUMO | 3.162.921.991 | | 3.162.921.991 |
| PRESTACIONES DE SEGURIDAD SOCIAL | 7.547.682.399 | | 7.547.682.399 |
| TRANSFERENCIAS CORRIENTES | 18.619.978.257 | 1.315.052.260 | 17.304.925.997 |
| INTEGROS AL FISCO | 178.006.294 | 148.789.455 | 29.216.839 |
| OTROS GASTOS CORRIENTES | 14.619.904 | | 14.619.904 |
| ADQUISICIÓN DE ACTIVOS NO FINANCIEROS | 227.523.744 | | 227.523.744 |
| ADQUISICIÓN DE ACTIVOS FINANCIEROS | 1.356.515.340 | | 1.356.515.340 |
| INICIATIVAS DE INVERSIÓN | 3.579.684.916 | | 3.579.684.916 |
| PRÉSTAMOS | 940.566.643 | | 940.566.643 |
| TRANSFERENCIAS DE CAPITAL | 4.197.689.467 | 942.626.632 | 3.255.062.835 |
| SERVICIO DE LA DEUDA | 2.511.346.039 | | 2.511.346.039 |
| SALDO FINAL DE CAJA | 28.662.280 | | 28.662.280 |



B.- En Moneda Extranjera Convertida a Dólares

En Miles de US$

| | Resumen de los Presupuestos de las Partidas | Deducciones de Transferencias | Total |
|---|---|---|---|
| **INGRESOS** | 3.678.449 | 0 | 3.678.449 |
| IMPUESTOS | 32.400 | | 32.400 |
| RENTAS DE LA PROPIEDAD | 894.396 | | 894.396 |
| INGRESOS DE OPERACIÓN | 4.569 | | 4.569 |
| OTROS INGRESOS CORRIENTES | 22.562 | | 22.562 |
| VENTA DE ACTIVOS NO FINANCIEROS | 160 | | 160 |
| VENTA DE ACTIVOS FINANCIEROS | 2.544.176 | | 2.544.176 |
| RECUPERACIÓN DE PRÉSTAMOS | 3.220 | | 3.220 |
| ENDEUDAMIENTO | 174.966 | | 174.966 |
| SALDO INICIAL DE CAJA | 2.000 | | 2.000 |
| **GASTOS** | 3.678.449 | 0 | 3.678.449 |
| GASTOS EN PERSONAL | 162.460 | | 162.460 |
| BIENES Y SERVICIOS DE CONSUMO | 226.870 | | 226.870 |
| PRESTACIONES DE SEGURIDAD SOCIAL | 455 | | 455 |
| TRANSFERENCIAS CORRIENTES | 72.986 | | 72.986 |
| OTROS GASTOS CORRIENTES | 310 | | 310 |
| ADQUISICIÓN DE ACTIVOS NO FINANCIEROS | 39.434 | | 39.434 |
| ADQUISICIÓN DE ACTIVOS FINANCIEROS | 2.838.321 | | 2.838.321 |
| INICIATIVAS DE INVERSIÓN | 1.857 | | 1.857 |
| PRÉSTAMOS | 3.220 | | 3.220 |
| TRANSFERENCIAS DE CAPITAL | 300 | | 300 |
| SERVICIO DE LA DEUDA | 330.236 | | 330.236 |
| SALDO FINAL DE CAJA | 2.000 | | 2.000 |

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2018, a las Partidas que se indican:



| INGRESOS GENERALES DE LA NACIÓN | Miles de $ | Miles de U$ |
|---|---|---|
| IMPUESTOS | 34.758.236.115 | 32.400 |
| TRANSFERENCIAS CORRIENTES | 113.001.650 | 1.301.548 |
| RENTAS DE LA PROPIEDAD | 243.625.664 | 894.396 |
| INGRESOS DE OPERACIÓN | 15.916.893 | 4.569 |
| OTROS INGRESOS CORRIENTES | 443.078.199 | 10.292 |
| VENTA DE ACTIVOS NO FINANCIEROS | 325.077 | |
| VENTA DE ACTIVOS FINANCIEROS | 2.722.014.724 | 2.542.755 |
| RECUPERACIÓN DE PRÉSTAMOS | 10 | |
| TRANSFERENCIAS PARA GASTOS DE CAPITAL | 495.120.289 | 561.901 |
| ENDEUDAMIENTO | 4.550.000.000 | 174.966 |
| SALDO INICIAL DE CAJA | 5.000.000 | 2.000 |
| TOTAL INGRESOS | 43.346.318.621 | 5.524.827 |
| **APORTE FISCAL:** | | |
| PRESIDENCIA DE LA REPÚBLICA | 20.016.052 | |
| CONGRESO NACIONAL | 121.684.702 | |
| PODER JUDICIAL | 555.581.162 | |
| CONTRALORÍA GENERAL DE LA REPÚBLICA | 73.950.143 | |
| MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA | 2.721.693.514 | 79.918 |
| MINISTERIO DE RELACIONES EXTERIORES | 82.216.493 | 206.341 |
| MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO | 424.184.135 | |
| MINISTERIO DE HACIENDA | 407.798.297 | |
| MINISTERIO DE EDUCACIÓN | 10.031.615.939 | |
| MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS | 1.037.659.663 | |
| MINISTERIO DE DEFENSA NACIONAL | 1.161.741.047 | 188.258 |
| MINISTERIO DE OBRAS PÚBLICAS | 1.955.815.892 | |
| MINISTERIO DE AGRICULTURA | 451.304.703 | |
| MINISTERIO DE BIENES NACIONALES | 12.605.519 | |
| MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL | 6.455.193.349 | |
| MINISTERIO DE SALUD | 5.263.943.470 | |
| MINISTERIO DE MINERÍA | 45.864.007 | |
| MINISTERIO DE VIVIENDA Y URBANISMO | 2.485.172.660 | |
| MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES | 996.448.533 | |
| MINISTERIO SECRETARÍA GENERAL DE GOBIERNO | 28.599.233 | |
| MINISTERIO DE DESARROLLO SOCIAL | 610.218.659 | |
| MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA | 12.842.850 | |
| MINISTERIO PÚBLICO | 189.870.848 | |
| MINISTERIO DE ENERGÍA | 130.547.647 | |
| MINISTERIO DEL MEDIO AMBIENTE | 53.686.745 | |
| MINISTERIO DEL DEPORTE | 97.396.380 | |
| MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO | 52.482.498 | |
| SERVICIO ELECTORAL | 23.791.675 | |
| **Programas Especiales del Tesoro Público:** | | |
| SUBSIDIOS | 1.119.234.538 | |
| OPERACIONES COMPLEMENTARIAS | 3.873.808.336 | 2.710.381 |
| SERVICIO DE LA DEUDA PÚBLICA | 2.350.892.371 | 329.939 |
| FONDO DE RESERVA DE PENSIONES | | 810.554 |
| FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL | | 173.959 |
| FONDO PARA LA EDUCACIÓN | 30 | 1.025.477 |
| FONDO DE APOYO REGIONAL | 392.520.299 | |
| FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO | 105.937.232 | |
| TOTAL APORTES | 43.346.318.621 | 5.524.827 |



Artículo 3.- Autorízase al Presidente de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 7.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$ 1.500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2018 y aquéllas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2018, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo, las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$ 1.000.000 miles.

La autorización que se otorga al Presidente de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los



cuales se identificará el destino específico de las
obligaciones que se contraigan, indicando las fuentes
de recursos con cargo a los cuales debe hacerse el
servicio de la deuda. Copia de estos decretos serán
enviados a las Comisiones de Hacienda del Senado y de
la Cámara de Diputados dentro de los quince días
siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en
el inciso tercero del artículo 26 del decreto ley N°
1.263, de 1975, sólo en virtud de autorización otorgada
por ley podrá incrementarse la suma del valor neto de
los montos para los Gastos en personal, Bienes y
servicios de consumo, Prestaciones de seguridad social,
Transferencias corrientes, Integros al Fisco y Otros
gastos corrientes incluidos en el artículo 1 de esta
ley, en moneda nacional y moneda extranjera convertida
a dólares.

No regirá lo dispuesto en el inciso precedente
respecto de los mayores egresos que se produzcan en los
ítem de los referidos Subtítulos que sean legalmente
excedibles de acuerdo al artículo 28 del decreto ley N°
1.263, de 1975, y a la glosa 01, Programa Operaciones
Complementarias de esta ley ni a los incrementos
originados en la asignación de mayores saldos iniciales
de caja, excepto el correspondiente a la Partida Tesoro
Público, en venta de activos financieros, en ingresos
propios asignables a prestaciones o gastos, en recursos
obtenidos de fondos concursables de entes públicos o en
virtud de lo dispuesto en el artículo 21 del decreto
ley N° 1.263, de 1975. Los mayores gastos efectivos o
incrementos que se dispongan por tales conceptos, en la
cantidad que excedan lo presupuestado, incrementarán



los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el citado artículo 1, de los Subtítulos de Adquisición de activos no financieros, Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2018, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata en el mismo servicio, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria para ello en el Servicio respectivo. Dicha autorización se requerirá asimismo



para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2017.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2018, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimientos de las leyes laborales y previsionales durante el



desarrollo de tales contratos, y sin perjuicio de las sanciones administrativas existentes, serán calificadas con nota deficiente en el área de administración del contrato. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- En los decretos que contengan transferencias, hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto, para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior, no utilizados por los organismos receptores y que deban ser reintegrados, deberán ser ingresados a Rentas Generales de la Nación.



Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos, y remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 8.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.



Artículo 9.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del Ministerio respectivo.

Asimismo, podrán aumentarse los cupos de honorarios fijados en este presupuesto a los servicios públicos y programas presupuestarios, con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse los cupos de honorarios del conjunto de los servicios del Ministerio respectivo.

Artículo 10.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un período superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 11.- Para los efectos de proveer durante el año 2018 las vacantes de los cargos a que se



refiere el artículo cuadragésimo octavo de la ley N°
19.882, se convocará a los procesos de selección a
través de los sitios web institucionales u otros que se
creen, donde se dará información suficiente, entre
otras materias, respecto de las funciones del cargo, el
perfil profesional, las competencias y aptitudes
requeridas para desempeñarlo, el nivel referencial de
remuneraciones, el plazo para la postulación y la forma
en que deberán acreditarse los requisitos.
Adicionalmente, se publicarán en diarios de circulación
nacional, avisos de la convocatoria del proceso de
selección, los que deberán hacer referencia a los
correspondientes sitios web para conocer las
condiciones de postulación y requisitos solicitados.

Artículo 12.- Los órganos y servicios públicos
de la administración civil del Estado incluidos en esta
ley necesitarán autorización previa del Ministerio de
Hacienda para adquirir, a cualquier título, toda clase
de vehículos motorizados destinados al transporte
terrestre de pasajeros y de carga, cuyo precio supere
los que fije dicho Ministerio.

Igual autorización previa requerirán los
órganos y servicios que tengan fijada dotación máxima
de vehículos motorizados para tomar en arrendamiento
tales vehículos o para convenir, mediante cualquier
tipo de contratos, que éstos les sean proporcionados
por la otra parte, para su utilización en funciones
inherentes al servicio.

Las adquisiciones a título gratuito que sean
autorizadas incrementarán la dotación máxima de
vehículos motorizados a que se refiere el siguiente
inciso, hasta en la cantidad que se consigne en la



autorización y se fije mediante decreto supremo del Ministerio de Hacienda.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende a todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del Ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del Ministerio de que se trate.

En el decreto supremo respectivo podrá disponerse el traspaso del o de los vehículos correspondientes desde el servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir el dominio de ellos, debiendo inscribirse en el Registro de Vehículos Motorizados.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2018 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho



Ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la Región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y

- 25% a beneficio fiscal, que ingresará a Rentas Generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho Ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido Ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones, se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida



de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 14.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central.

Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en



los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

5. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.



6. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

7. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

8. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre. Dicho informe deberá detallar también los activos financieros provenientes del Fondo de Apoyo Regional.

9. Informe trimestral sobre el Fondo de Reserva de Pensiones y el Fondo de Estabilización Económica y Social, dentro de los noventa días siguientes al término del respectivo trimestre.

10. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla.



Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado, de la Cámara de Diputados y Especial Mixta de Presupuestos, será proporcionada por los respectivos organismos también a la Biblioteca del Congreso Nacional. En el caso de la Cámara de Diputados dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite.

Artículo 15.- Durante el año 2018, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5 de la ley N° 19.908, no podrá exceder de US$1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 16.- Durante el año 2018, el Presidente de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$300.000.000 (trescientos millones de dólares de los Estados Unidos de América) o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga al Presidente de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.



Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2018, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del cien por ciento (100%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán



llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria, se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.



Las aprobaciones, visaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979, el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975, y el artículo 4 de la ley N° 19.896, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el Subsecretario respectivo, quien podrá delegar tal facultad en el Secretario Regional Ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio Intendente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios, tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, y sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 40%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Este porcentaje no podrá destinarse



a medios que sean parte de conglomerados, holdings o cadenas de medios de comunicación, con los que se relacionen en los términos de los artículos 99 y 100 de la ley N° 18.045, que tengan sedes o sucursales en más de una región. Para estos efectos, el Ministerio Secretaría General de Gobierno elaborará un catastro regionalizado de los medios de comunicación. Se preferirá, para la aplicación de este artículo, el trato con los medios de comunicación que efectuarán por sí mismo el avisaje y las publicaciones, evitando en lo posible la contratación de intermediarios o agencia. En caso de contratarse con estos últimos, deberán transparentar sus ítems de gasto, los que serán remitidos al Ministerio Secretaría General de Gobierno. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Los órganos y servicios públicos a que se refiere este artículo, deberán remitir a más tardar en marzo de 2018 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 21.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.



2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2018, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el Gobierno Regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del



estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

Artículo 22.- Las actividades de publicidad y difusión que corresponda realizar por los ministerios,



las intendencias, las gobernaciones y los órganos y servicios públicos que integran la Administración del Estado, se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la normativa que las regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.



Artículo 23.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con 7 días hábiles de anticipación.

Sólo el Presidente de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones al número de integrantes de las señaladas comitivas.

Trimestralmente se informará a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Estas contendrán en detalle el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella, a excepción de aquellas que tengan el carácter de reservadas.

Artículo 24.- Fíjase para el año 2018 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata, asimilándose al grado de la planta legal del estamento que le corresponda cuya remuneración total le permita mantener su remuneración bruta. Se entenderá que se



mantiene la remuneración cuando el cambio de calidad jurídica de honorario a contrata implique que, una vez efectuados los descuentos legales obligatorios, el funcionario perciba una remuneración mensual equivalente a la que percibía de honorarios luego de efectuada la respectiva retención. Para efectuar este cálculo, sólo se considerarán en la remuneración aquellas asignaciones del sector público que se otorguen de forma mensual.

Para efectuar los traspasos señalados, a partir del 1 de enero de 2018, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de la dotación de personal fijada en las respectivas glosas presupuestarias, con cargo a una compensación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263 de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

Artículo 25.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2018, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la



ejecución presupuestaria. Esta ley podrá ser publicada en su integridad para su distribución.

Artículo 26.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2018, no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2017, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido por el ministerio respectivo, el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, el monto ejecutado, dentro de los treinta días siguientes al término del respectivo trimestre.

Artículo 27.- Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos. Esta información deberá



ser proporcionada en formato digital legible, que no consista solamente en imagen de la respectiva documentación, cuando corresponda.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.

Durante el año 2018, la obligación de remitir los informes exigidos en las diversas glosas de las partidas de la ley de presupuestos al 31 de marzo, se entenderá prorrogada hasta el 30 de abril del precitado año.

Artículo 28.- Para el año 2018 los gastos que autoriza la ley 19.863 se sujetarán a las siguientes reglas complementarias:

1. Los Ministerios y entidades a que se refiere el artículo 3 de la ley N° 19.863 identificarán mediante decreto fundado de carácter reservado las unidades operativas que requerirán, para su operación, el uso de los gastos que en él se señalan. Los jefes de dichas unidades deberán rendir cuenta de manera reservada de la utilización de dichos recursos al ministro respectivo semestralmente y con carácter secreto.

2. De los gastos reservados se rendirá cuenta semestral, en forma secreta, a la Contraloría General de la República, directamente a través del Contralor General. Dicha rendición deberá efectuarse con la mayor desagregación posible, con el sólo límite de no afectar la naturaleza reservada de dichos gastos, debiendo acompañarse una declaración jurada que



acredite que se ha dado cumplimiento a lo dispuesto en el artículo 6 de la ley N° 19.863.

El examen y juzgamiento de las cuentas corresponderá al Contralor General de la República, quien lo efectuará expresando al Presidente de la República, de manera secreta, su opinión sobre el destino otorgado a estos gastos. La autoridad fiscalizadora conservará, en todo caso, la responsabilidad que le corresponde por la mantención del secreto.

Esta regla se aplicará en reemplazo del artículo 4 de la ley N° 19.863.

Dentro del plazo de un año desde la publicación de esta ley, el Presidente de la República deberá enviar al Congreso Nacional un proyecto de ley que incorpore modificaciones permanentes a la ley N° 19.863, en materia de rendición de cuentas de los gastos reservados.

Artículo 29.- Los organismos del Estado que tenga el carácter de autónomos, sea porque así está establecido en la Constitución Política de la República o en sus respectivas leyes orgánicas constitucionales, deberán disponer las normativas internas que sean necesarias para resguardar los derechos laborales de los trabajadores sujetos al Código del Trabajo que en ellos se desempeñen.

Artículo 30.- Autorízase al Ministerio de Hacienda para transferir, con cargo a la Partida del Tesoro Público, a la Partida del Ministerio de Transportes y Telecomunicaciones, entre la fecha de



publicación de esta ley y el 30 de diciembre del año 2017, los recursos para realizar las compensaciones por los servicios de transporte público de pasajeros prestados por las empresas Empresa de Transporte de Pasajeros Metro S.A.; Trenes Metropolitanos S.A. en su servicio de trenes en el tramo Alameda; Ferrocarriles Suburbanos de Concepción S.A. en su servicio Biotren; y Metro Regional de Valparaíso S.A., los días de las elecciones generales realizadas y por realizarse, el 19 de noviembre y el 17 de diciembre, ambos del presente año, respectivamente, en el marco de la ley N° 18.700.

El Ministerio de Transportes y Telecomunicaciones transferirá un monto que no podrá superar los $1.300 millones, de la siguiente forma:

a) Para los servicios de transporte público de pasajeros prestados por la Empresa de Transporte de Pasajeros Metro S.A. y por Trenes Metropolitanos S.A. para su servicio de trenes en el tramo Alameda-Nos: a las cuentas del Sistema de Transporte Público de la Provincia de Santiago y las comunas de San Bernardo y Puente Alto, administradas por el Administrador Financiero de Transantiago S.A., en base a los pasajeros transportados.

b) Para los servicios prestados por las empresas Ferrocarriles Suburbanos de Concepción S.A. para su servicio Biotren; y Metro Regional de Valparaíso S.A.: directamente a las mismas empresas, en base a los costos de provisión de los respectivos servicios de transporte público y a los pasajeros transportados. Las empresas serán responsables de remitir la información pertinente para requerir las compensaciones que correspondan al Ministerio de Transportes y Telecomunicaciones.



La realización de las transferencias antes señaladas serán informadas por el Ministerio de Transportes y Telecomunicaciones y el Ministerio de Hacienda al Congreso Nacional, a más tardar el día 28 de febrero de 2018.".

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Para los fines a que haya lugar, me permito poner en conocimiento de V.E. lo siguiente:

La Cámara de Diputados, en primer trámite constitucional, aprobó en general las normas del proyecto de ley sometidas a vuestra consideración por 98 votos a favor, de un total de 119 diputados en ejercicio.

En particular, en tanto, la aprobación de las normas que se señalan a continuación se produjo de la forma que en cada caso se detalla, siempre respecto de un total de 119 diputados en ejercicio:

-El artículo 28 por 69 votos a favor.

-El párrafo tercero de la Glosa 04, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A Otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación, por 98 votos afirmativos.

Por su parte, en segundo trámite constitucional, el Senado aprobó en general y en particular el artículo 28 del proyecto de ley, con enmiendas, con el voto favorable de 25 senadores, de un total de 36 en ejercicio. Del mismo modo, eliminó el



párrafo tercero de la Glosa 04, individualizada en el párrafo anterior.

En tercer trámite constitucional, la Cámara de Diputados rechazó la sustitución del artículo 28, así como la supresión del párrafo tercero de la Glosa 04, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A Otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación, provocando con ello la conformación de una Comisión Mixta encargada de resolver las discrepancias surgidas a raíz de la tramitación de este proyecto de ley.

El informe de la respectiva Comisión Mixta consideró como forma y modo de resolver las mencionadas discrepancias, mantener tanto el texto propuesto por el Senado al artículo 28 como el párrafo tercero de la Glosa 04, asociada al Subtítulo 24 (Transferencias Corrientes), Ítem 03 (A Otras Entidades Públicas), Asignación 001 (Evaluación de Logros de Aprendizaje), del Programa 01 del Capítulo 03 de la Partida 09, correspondiente al Ministerio de Educación.

Sobre este punto, el señalado informe de la Comisión Mixta fue aprobado en la Cámara de Diputados por 77 votos a favor, de un total de 118 diputados en ejercicio, y en el Senado con 24 votos favorables, de un total de 37 senadores en ejercicio.

De esta manera, se dio cumplimiento a lo preceptuado en el artículo 66, inciso segundo, de la Constitución Política de la República.

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La Cámara de Diputados consultó a S.E. la Presidenta de la República, mediante oficio N° 13.626, de 29 de noviembre de 2017, si haría uso de la facultad que le confiere el artículo 73 de la Constitución Política de la República, el que fue contestado negativamente a través del señalado oficio N° 314-365.

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Por último, me permito informar a V.E. que se no acompañan actas, por no haberse suscitado cuestión de constitucionalidad.

Dios guarde a V.E.



ENRIQUE JARAMILLO BECKER
Presidente en ejercicio de la Cámara de Diputados



MIGUEL LANDEROS PERKIĆ
Secretario General de la Cámara de Diputados

0000035
TREINTA Y CINCO

REPUBLICA DE CHILE
MINISTERIO
SECRETARIA GENERAL DE LA PRESIDENCIA

Santiago, 29 de noviembre de 2017.-

N° 314-365/

A S.E. EL PRESIDENTE DE LA H. CÁMARA DE DIPUTADOS.

Honorable Cámara de Diputados:

En respuesta a su oficio N° 13.626, de fecha 29 de noviembre de 2017, tengo a bien manifestar a V.E. que he resuelto no hacer uso de la facultad que me confiere el inciso primero del artículo 73 de la Constitución Política de la República, respecto del proyecto de ley de presupuestos del sector público para el año 2018 (Boletín N° 11.452-05).

En consecuencia, devuelvo a V.E. el citado oficio de esa H. Cámara de Diputados, para los efectos de su envío al Tribunal Constitucional.

Dios guarde a V.E.,

MICHELLE BACHELET JERIA
Presidenta de la República

G. DE LA FUENTE A.

GABRIEL DE LA FUENTE ACUÑA
Ministro
Secretario General de la Presidencia



CÁMARA ... OFICINA DE PARTES ...
29.11.17
17:29